
BITAL
BANCO INTERNACIONAL

SOCIEDAD ANONIMA
NEW YORK AGENCY
437 MADISON AVENUE
NEW YORK, N.Y. 10022
212-758-2660


02060278

November 6, 2002

02 NOV 13 AM 10:27

United States Securities
and Exchange Commission
Office of International Corporate Finance
450 5th Street
Washington, DC 20549

SUPPL

Re: File No. 82-3548 – Exemption Pursuant to Rule 12g3-2(b)
Grupo Financiero Bital, S.A. de. C.V.

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copy of our 2002 Third Quarter Results Summary for your records.

Should you have any questions, or require any additional information, please do not hesitate to contact us.

Sincerely,

Alejandro Garabedian
Vice President

AG:dmm

Enclosure



GRUPO FINANCIERO BITAL

2002 THIRD QUARTER RESULTS SUMMARY [1]

México D.F., October 28, 2002

- Grupo Financiero Bital, S.A. de C.V. (GFBital) earned a net consolidated income for the first nine months of the year of MXP 252.1 Million, and of MXP 368.3 Million without considering extraordinary expenses.
- Banco Internacional, S.A. (BITAL) presents a net consolidated income of MXP 198.4 Million, which is 40.3% lower than the MXP 332.1 Million registered for the same period of the previous year.
  - Without considering extraordinary expenses of MXP 60.8 Million registered in the second and third quarter, the result for the first nine months of the year is 22% lower than that generated in the same period last year due to the decrease in interest rates and the unstable behaviour of the markets, as well as the amortization of deferred taxes.
  - The estimated capital adequacy ratio with respect to market and credit risk-weighted assets amounts to 9.90% as of quarter-end, which compares favourably with the ratio of 9.26% for the previous quarter.
- HSBC Holdings plc (HSBC) has agreed with GFBITAL and a group of its shareholders that control at least 52% of the shares issued by GFBITAL, to hold a tender offer for the total amount of outstanding shares of the Group. HSBC would pay an amount of US$1.14 Billion for all outstanding shares of the Group, at a price of approximately US$1.20 per share paid in cash. The offer has been unanimously approved and it has been recommended by GFBITAL's Board of Directors.

  Currently, HSBC has filed with the Mexican Authorities the request for the necessary approvals for holding the tender offer for 100% of GFBITAL's shares. We estimate that the tender offer will be carried out in the month of November of this year.
- On October 1st, 2002, BITAL concluded the transaction with IPAB to acquire the assets and liabilities of Banco del Atlantico (Atlantico), which amount to MXP 63,795 Million. BITAL has created provisions for Atlantico in the amount of MXP 1,678 Million. This amount will cover the amount of capital required to incorporate Atlantico's assets.
- The National Banking and Securities Commission (CNBV) has extended until December 31, 2002, the due date for BITAL to achieve a 10% or higher capital adequacy ratio, in view of the offer by HSBC to acquire up to 100% of GFBITAL's shares.

\1 *The information contained in this report is presented on a consolidated basis in accordance with CNBV, governing financial institutions and other regulated companies. Figures in this report appear in September 30, 2002, Constant Mexican Pesos. Growth as reported is in real terms.*



Holding Company [2]

Capital. As mentioned in previous press releases, GFBital completed on July 12, 2002, a capital increase for an amount of MXP 281.1 Million; 37,479,000 GFBITAL O shares were subscribed and paid by Group shareholder's at a subscription price of MXP 7.50 per share. This capital increase was in addition to the one carried out on March 14, 2002, which was for 129'901,171 GFBITAL O shares. The total proceeds from this capital infusion was executed to capitalise BITAL during the third quarter of 2002.

Additionally, during the quarter 52,827 GFBITAL 95 A-D mandatorily convertible subordinated debentures, with face value of MXP 396.2 Million, were converted into 46,462,265 GFBITAL O shares. The operation involved all of the outstanding subordinated debentures and was done before the originally stated maturity, with authorisation from Banco de México.

Furthermore, 372,400 GFBITAL 95L debentures and 1,541,604 GFBITAL 96L debentures were converted, upon request of the debenture-holders, into 22,517,511 shares. Face value of the debentures amounted to MXP 37.2 Million and MXP 154.2 Million, respectively.

As a result of this, at the end of September, the Group had a total of 735,418,821 and 121,017,510 outstanding GFBITAL O and GFBITAL L shares, respectively.

Following the above mentioned conversions, the remaining 1,886,326 GFBITAL 96L debentures, with face value of MXP 188.7 Million, were converted before the originally stated maturity, as authorised by Banco de Méxicio. Also, the remaining 5,525,710 GFBITAL 95L debentures, with face value of MXP 55.62 Million, matured and were automatically converted into GFBITAL L shares. As a result from both operations, the Group issued 85,972,162 new GFBITAL L shares.

At present, GFBITAL has a total of 735,418,821 GFBITAL O and 206,989,672 GFBITAL L shares, which totaling 942,408,493 shares.

Financial Condition. The Group's stockholders' equity amounts to MXP 8,297.0 Million, and shows a 5.1% increase with respect to the previous quarter. With respect to the previous year, the capital decreased by 4.3% due to the creation of provisions charged to capital performed at the Bank level. Total equity includes MXP 746.4 Million in mandatorily convertible subordinated debentures which had not been converted into shares at quarter-end. Said debentures were converted in full during the beginning of October, as mentioned earlier. The Group's book value increased from MXP 8.631 per share in June to MXP 8.735 per share in September, a 1.2% increase.

GFBital's total consolidated assets amounted to MXP 161,035.7 Million, which is an increase of 21.9% during the quarter and 28.8% during the year. (This amount does not include Seguros Bital or Fianzas Mexico Bital). The increase in total assets is related to the funding that BITAL provides to Atlantico, since during the quarter the funding provided by the money desk through repurchase agreements was replaced by direct call money loans.

[2] *In accordance with CNBV guidelines, Grupo Financiero Bital consolidates the results of Banco Internacional (BITAL), Casa de Bolsa Bital, Almacenadora Bital and Operadora de Fondos Bital.*

Fianzas México Bital and Seguros Bital continue to appear in the Group's financial statements under the equity participation accounting method, since the accounting methodology of these subsidiearies differs from that used by the other companies, primarily with regards to deferred taxes and inflationary accounting for the monetary position and results.

The general accounting principles, as specified by CNBV Circular 1489, that have been utilised within this report are consistent with those utilised in the previous quarter financial reports.

GROUP'S NET INCOME

Constant Pesos	For the Quarter			Growth		Last Twelve Months		
	2001 Sep. 30	2002 Jun. 30	**2002 Sep. 30**	vs. prev. Quarter	vs. prev. Year	2001 Sep. 30	**2002 Sep. 30**	vs. prev. Year
Stockholders' equity (Millions of MXP)	8,667.9	7,892.1	**8,297.0**	5.1%	-4.3%			
Minus: Convertible subordinated debt	2,628.3	1,350.6	**746.4**	-44.7%	-71.6%			
Minus: Minority interest	91.9	68.6	**69.5**	1.4%	-24.4%			
	5,947.6	6,472.8	**7,481.1**	15.6%	25.8%			
Book value (MXP)	11.505	8.631	**8.735**	1.2%	-24.1%			
Net income (Millions of MXP)	101.5	28.6	**119.7**	318.9%	17.8%	405.5	**333.2**	-17.8%
Earnings per share (MXP)	0.197	0.039	**0.149**	286.5%	-24.1%	0.787	0.435	-44.7%
Fully diluted earning per share *(MXP)	0.195	0.039	**0.149**	286.5%	-23.5%	0.787	0.435	-44.7%
Non-recurrent income (loss)	-	(80.5)	**(113.6)**	41.1%	-	-	**(194.2)**	-
Net income w/o non-recurrent items	101.5	109.1	**233.3**	113.8%	129.8%	405.5	**527.4**	30.1%
Effect on earnings per share	-	(0.109)	**(0.152)**	38.4%	-	-	(0.261)	-
Outstanding shares (Millions)								
Average	516,034,190	739,123,961	800,984,609			515,479,466	765,719,984	
Period end	516,956,835	749,977,555	856,436,331			516,956,835	856,436,331	

[3]

Results. The Group reported at third quarter-end a net accumulated income of MXP 252.1 Million. This result represents a 37.8% decrease with respect to the same period of the previous year mainly due to lower net income generated by the Bank, as well as extraordinary expenses registered at the Bank and Group levels. Without considering extraordinary items, the Group's net income amounted to MXP 368.3 Million, 10.5% lower than that of the same period of the previous year.

The decrease in net income was due to the amortization of deferred taxes in the Bank and extraordinary expenses related to the capitalisation process, the acquisition of Atlantico and corporate restructuring. Similarly, the net result was affected by a decrease in the Bank's financial margin related to the reduction of interest rates, the creation of part of the provisions in the first stage of the capitalization process and the volatile market behaviour observed during the second quarter of the year. These effects were compensated in part with the increases in deposits, consumer loans and service fees.

SUBSIDIARIES

Millions of Constant Pesos	Total Assets			Total Equity			Net Income		
	2001 Sep. 30	2001 Jun. 30	**2002 Sep. 30**	2001 Sep. 30	2001 Jun. 30	**2002 Sep. 30**	2001 Sep. 30	2001 Jun. 30	**2002 Sep. 30**
Banco Internacional	123,589.8	130,426.1	**159,541.7**	7,852.4	7,077.5	**7,418.3**	332.1	128.8	**198.4**
Almacenadora Bital	148.8	133.6	**137.2**	113.3	105.4	**106.2**	2.6	2.4	**3.2**
Casa de Bolsa Bital	783.0	955.9	**718.0**	155.5	122.8	**123.0**	7.8	(1.0)	**(1.3)**
Fianzas México Bital	674.7	667.4	**656.3**	256.9	249.8	**270.4**	23.5	13.6	**34.2**
Seguros Bital	1,117.6	1,413.4	**1,511.6**	479.3	601.4	**657.2**	78.9	82.0	**142.3**
Operadora de Fondos Bital	-	1.6	**1.7**	-	1.2	**1.2**	-	0.2	**0.1**

[3] *Fully diluted net income is calculated considering the conversion of subordinated debt (GFBITAL 95A-D, GFBITAL 95L and GFBITAL 96L) at the beginning of the respective period. For some periods, the conversion does not generate a dilution effect on the Group's earnings per share. As of October 29, 2002, and having converted 100% of the outstanding subordinated debentures in the beginning of October, the total number of outstanding shares amounts to 942,408,493 in both O or L series.*



BITAL [4]

FINANCIAL INDICATORS

Millions of Constant Pesos	*For the Quarter*		
	2001 3rd Qtr	*2002 2nd Qtr*	***2002 3rd Qtr***
Operating efficiency (Expenses/Assets)	1.92%	1.79%	**1.62%**
Operating efficiency (Expenses/Income)	74.18%	81.55%	**71.48%**
ROE	5.40%	2.80%	**3.84%**
ROA	0.35%	0.15%	**0.19%**
Liquidity	0.804	0.858	**1.130**
Net interest margin (NIM)	4.48%	5.58%	**3.89%**
NIM before provisions	7.17%	6.25%	**5.49%**

[5]

Results. BITAL registered as of September 30, 2002, a net income for the quarter of MXP 69.6 Million, which is 40.3% higher than that earned in the previous quarter. With respect to the same quarter of the previous year, net income was 34.0% lower. It is worth noting that during the quarter the Bank registered extraordinary expenses for MXP 32.9 Million related to the capitalization process, the acquisition of Atlantico and corporate restructuring. Without considering these non-recurrent expenses, net income for the quarter amounted to MXP 102.5 Million, which is 32.2% higher than that registered before extraordinary expenses in the previous quarter and 2.8% lower than that of the previous year.

The increase in this quarter's results with respect to the previous quarter is the result of a lower amount of deferred tax amortization as well as a lower amount of taxes registered during the period. Net income before taxes was 2.4% lower than in the previous quarter.

These results were generated by an increase of the financial margin of 8.1%, an increase of 2.3% in net fees and trading income. On the other hand, operating expenses remained practically unchanged and loan loss provisions charged to income were 194.4% higher than in the previous quarter.

On an accumulated basis, net income at quarter-end amounted to MXP 198.4 Million, 40.3% lower than in the previous year. Without considering the non-recurrent expenses of MXP 60.8 Million registered during the year, the result for the first nine months is 22.0% lower than that generated for the same period in 2001. The decrease in the accumulated results was due mainly to the reduction by 14.0% in net interest income, linked to the decrease in interest rates, and to the 57.2% decrease in trading income due to the high trading income registered in the previous year and to the losses in the capital markets registered in the second quarter of this year.

[4] *In accordance with CNBV guidelines stated in Circular 1448, BITAL consolidates the financial information of its subsidiaries: B.I. Financial Holding, Ltd (which in turn consolidates B.I. Bank & Trus, Ltd., both Grand Cayman entities), Inmobiliaria Bisa, Inmobiliaria Grufin, Inmobiliaria Guatusi, Inmobiliaria Nuevo París and Edificaciones Prime. Several items that constitute the financial statements have been regrouped in accordance to rules issued by the CNBV. These changes were applied consistently over all of the periods presented in this report.*

[5] *Operating efficiency = Annualised operating expenses / Average assets; ROE = Annualised net income / Average equity; ROA = Annualised net income / Average assets; Liquidity = Liquid assets / Liquid liabilities; NIM = Annualised risk-adjusted net interest income / Average interest-bearing assets.*

NET INCOME

Millions of Constant Pesos	*For the Quarter*			*Growth*		*Year to date*		*Growth*
	2001 3rd Qtr	*2002 2nd Qtr*	**2002 3rd Qtr**	*vs. Prev. Qtr*	*vs. Prev Year*	*2001 3rd Qtr*	**2002 3rd Qtr**	*vs. Prev Year*
Net interest income	2,040.1	1,906.3	**2,060.4**	8.1%	1.0%	6,854.6	**5,897.5**	-14.0%
Minus: Loan-loss provisions	765.7	203.7	**599.5**	194.4%	-21.7%	2,703.2	**1,446.9**	-46.5%
Risk-adjusted net interest income	1,274.4	1,702.7	**1,460.9**	-14.2%	14.6%	4,151.4	**4,450.6**	7.2%
Fee income	1,022.7	1,128.6	**1,144.2**	1.4%	11.9%	2,912.0	**3,278.3**	12.6%
Fees paid	127.9	132.8	**125.7**	-5.3%	-1.7%	385.1	**380.3**	-1.3%
Trading income	224.1	(30.3)	**202.1**	n.a.	-9.8%	1,386.8	**593.4**	-57.2%
Total operating income	2,393.2	2,668.2	**2,681.6**	0.5%	12.0%	8,065.1	**7,942.0**	-1.5%
Operating & promotional expenses	2,343.3	2,341.9	**2,345.2**	0.1%	0.1%	7,120.3	**7,150.8**	0.4%
Net operating income	49.9	326.3	**336.4**	3.1%	574.0%	944.8	**791.3**	-16.3%
Other products and benefits	72.7	39.7	**88.4**	122.7%	21.6%	155.7	**142.9**	-8.2%
Other expenses	95.9	70.9	**136.6**	92.7%	42.5%	615.2	**331.4**	-46.1%
Net income before taxes	26.7	295.1	**288.2**	-2.4%	979.8%	485.3	**602.8**	24.2%
Income tax and profit sharing	31.7	38.8	**16.4**	-57.8%	-48%	95.9	**88.4**	-7.8%
Deferred income tax	106.1	(194.2)	**(170.2)**	-12.4%	-260.5%	(67.5)	**(272.2)**	303.2%
Net income before subsidiaries	101.0	62.1	**101.5**	63.7%	0.5%	322.0	**242.2**	-24.8%
Undistributed income from subsidiaries	4.4	15.5	**0.9**	-93.9%	-78.8%	10.1	**16.9**	67.7%
Net income before extraordinary items	105.5	77.5	**102.5**	32.2%	-2.8%	332.1	**259.2**	-22.0%
Extraordinary items	-	(27.9)	**(32.9)**	17.8%	n.a.	-	**(60.8)**	n.a.
Minority interest	(0.0)	0.0	**0.0**	-24.0%	n.a.	0.0	**0.0**	n.a.
Net income	**105.5**	**49.6**	**69.6**	**40.3%**	**-34.0%**	**332.1**	**198.4**	**-40.3%**

Financial margin for the quarter amounted to MXP 2,060.4 Million, showing an increase of 8.1% with respect to the previous quarter and of 1.0% with respect to the same quarter of the previous year. The growth for the quarter is the result of an increase of MXP 384.0 Million (9.7%) in interest income and MXP 223.6 Million (10.8%) in interest expense, in both cases due to the interest rates behaviour. The capital increase completed in March and the conversion of subordinated debentures has had a positive effect on the improvement of the Bank's cost of funding.

On an accumulated basis, net interest income at quarter-end amounted to MXP 5,897.5 Million, a reduction of 14.0% with respect to the first nine months of the previous year, as a result in the decrease of interest rates. This behaviour is explained by a reduction in interest income of MXP 6,349.1 Million (33.7%) and of MXP 5,411.3 Million (44.9%) in interest expenses. Average TIIE for the first nine months of the year decreased from 14.2% to 8.1% between 2001 and 2002.

NET INTEREST INCOME

Millions of Constant Pesos	*For the Quarter*			*Growth*		*Year to date*		*Growth*
	2001 3rd Qtr	*2002 2nd Qtr*	***2002 3rd Qtr***	*vs. Prev. Qtr*	*vs. Prev Year*	*2001 3rd Qtr*	***2002 3rd Qtr***	*vs. Prev Year*
Interest income								
From loans and securities	4,701.1	3,725.4	**4,095.8**	9.9%	-12.9%	18,221.2	**11,786.3**	-35.3%
Loan fees	224.7	234.3	**247.5**	5.6%	10.1%	601.5	**694.3**	15.4%
FX gains	(2.6)	-	-	n.a.	n.a.	6.9	-	-100.0%
UDI conversion gains	-	(0.5)	-	n.a.	n.a.	-	-	n.a.
	4,923.2	3,959.2	**4,343.2**	9.7%	-11.8%	18,829.6	**12,480.5**	-33.7%
Interest expenses								
Interest paid	2,883.5	2,023.1	**2,262.7**	11.8%	-21.5%	12,007.3	**6,534.4**	-45.6%
FX losses	-	27.4	**12.3**	-55.0%	n.a.	-	**40.7**	n.a.
UDI conversion losses	17.4	28.0	**27.1**	-3.1%	56.3%	45.7	**66.7**	46.0%
	2,900.9	2,078.5	**2,302.1**	10.8%	-20.6%	12,053.0	**6,641.8**	-44.9%
Monetary position (margin)	17.8	25.6	**19.3**	-24.5%	8.7%	78.0	**58.7**	-24.7%
Net interest income	**2,040.1**	**1,906.3**	**2,060.4**	**8.1%**	**1.0%**	**6,854.6**	**5,897.5**	**-14.0%**

Provisions for loan losses charged to income amounted to MXP 599.5 Million for the quarter, which is 194.4% higher than that registered in the previous quarter and 21.7% lower than the same period of the previous year. On an accumulated basis, the amount of provisions created was 46.5% lower than that created in the first nine months of the previous year. In this respect, the Bank has remained constant in its effort to channel operating results to improve the risk coverage ratio.

LOAN LOSS PROVISIONS

Millions of Constant Pesos	*For the Quarter*			*Growth*		*Year to date*		*Growth*
	2001 3rd Qtr	*2002 2nd Qtr*	***2002 3rd Qtr***	*vs. Prev. Qtr*	*vs. Prev Year*	*2001 3rd Qtr*	***2002 3rd Qtr***	*vs. Prev Year*
Loan-loss provisions								
Global loan loss provisions	576.2	111.3	**494.9**	344.7%	-14.1%	2,003.6	**1,020.5**	-49.1%
Provisions for Fobaproa/IPAB loss-sharing scheme and incentives program	189.6	92.4	**104.6**	13.3%	-44.8%	699.5	**426.4**	-39.0%
	765.7	**203.7**	**599.5**	194.4%	-21.7%	**2,703.2**	**1,446.9**	-46.5%

Net fees and commissions showed an increase of 2.3% and of 13.8% with respect to the level registered in 2nd Qtr 2002 and 3rd Qtr 2001, respectively. Account management fees, in particular, amounted to MXP 391.5 Million, showing a 5.9% increase with respect to the previous quarter and 34.1% with respect to the third quarter of the previous year. The key elements which mainly influenced this trend included the increase in consumer loans and transactions, the revision and introduction of fees consistent with market trends, the increase in the Internet banking users, fees for checks issued and income earned from the distribution of insurance policies, particularly auto insurance.

Net accumulated fees amounted to MXP $2,898.0 Million, which represents a 14.7% increase with respect to the previous year.

Trading income for the quarter showed a net income of MXP 202.1 Million, which compares favourably with the loss registered in the previous quarter, mainly related to the mark-to-market of the securities portfolio. On an accumulated basis, trading income generated an income of MXP 593.4 Million, 57.2% lower than that registered in the same period of the previous year. The observed behaviour is associated with the unstable market environment during the months of May and June 2002.

NON INTEREST INCOME

Millions of Constant Pesos	*For the Quarter*			*Growth*		*Year to date*		*Growth*
	2001 3rd Qtr	*2002 2nd Qtr*	***2002 3rd Qtr***	*vs. Prev. Qtr*	*vs. Prev Year*	*2001 3rd Qtr*	***2002 3rd Qtr***	*vs. Prev Year*
Fee income								
Account management	292.0	369.6	**391.5**	5.9%	34.1%	836.6	**1,075.4**	28.6%
Service fees	730.7	759.0	**752.6**	-0.8%	3.0%	2,075.5	**2,202.9**	6.1%
	1,022.7	1,128.6	**1,144.2**	1.4%	11.9%	2,912.0	**3,278.3**	12.6%
Minus: Fees paid	127.9	132.8	**125.7**	-5.3%	-1.7%	385.1	**380.3**	-1.3%
Net Fees	**894.7**	**995.8**	**1,018.5**	**2.3%**	**13.8%**	**2,526.9**	**2,898.0**	**14.7%**
Brokerage activities income								
FX operations	147.4	143.9	**140.9**	-2.1%	-4.4%	413.8	**400.6**	-3.2%
Realised gains on securities, net	186.3	(24.2)	**(60.3)**	148.7%	-132.3%	396.2	**(4.4)**	-101.1%
Repurchase agreements	18.9	47.7	**88.8**	86.2%	369.6%	708.3	**261.6**	-63.1%
Unrealised gains on securities	(128.5)	(197.6)	**32.7**	n.a.	n.a.	(131.5)	**(64.5)**	-51.0%
	224.1	**(30.3)**	**202.1**	**n.a.**	**-9.8%**	**1,386.8**	**593.4**	**-57.2%**

Expenses amounted to MXP 2,345.2 Million. This figure represents an increase of 0.1% with respect to both the previous quarter and the same quarter a year ago. The main changes in expenses are related to a reduction of MXP 56.1 Million (5.6%) in personnel expenses and an increase of MXP 45 Million (573%) in honoraries paid.

NON-INTEREST EXPENSES

Millions of Constant Pesos	*For the Quarter*			*Growth*		*Year to date*		*Growth*
	2001 3rd Qtr	*2002 2nd Qtr*	***2002 3rd Qtr***	*vs. Prev. Qtr*	*vs. Prev Year*	*2001 3rd Qtr*	***2002 3rd Qtr***	*vs. Prev Year*
Salaries	931.3	1,002.8	**946.7**	-5.6%	1.6%	2,776.8	**2,985.0**	7.5%
Service fees paid	45.9	7.9	**52.9**	573.1%	15.3%	160.9	**184.9**	14.9%
Leases	180.0	184.4	**174.5**	-5.3%	-3.1%	565.0	**539.9**	-4.4%
Advertising	62.2	42.5	**44.2**	3.9%	-29.0%	132.7	**132.6**	-0.1%
Other administrative expenses	706.7	744.2	**759.8**	2.1%	7.5%	2,220.7	**2,202.0**	-0.8%
Sundry taxes	137.3	96.4	**112.8**	17.1%	-17.8%	416.8	**305.6**	-26.7%
Bank support fund (IPAB)	87.9	87.3	**86.1**	-1.4%	-2.1%	259.6	**261.9**	0.9%
Administrative expenses	1,220.1	1,162.6	**1,230.3**	5.8%	0.8%	3,755.6	**3,626.9**	-3.4%
Depreciation and amortization	191.8	176.5	**168.3**	-4.7%	-12.3%	587.9	**538.9**	-8.3%
Total expenses	**2,343.3**	**2,341.9**	**2,345.2**	**0.1%**	**0.1%**	**7,120.3**	**7,150.8**	**0.4%**

On an accumulated basis, total expenses, which amounted to MXP 7,150.8 Million as of quarter end, showed an increase of 0.4%. The behaviour was due mainly to an increase of MXP 208.2 Million (7.5%) in personnel expenses and MXP 24 Million in service fees paid (14.9%), offset by a reduction of MXP 111.2 Million (26.7%) in sundry taxes and of MXP 49.0 Million (8.3%) in depreciation and amortisation.

OTHER INCOME AND EXPENSES

Millions of Constant Pesos	*For the Quarter*			*Growth*		*Year to date*		*Growth*
	2001 3rd Qtr	*2002 2nd Qtr*	***2002 3rd Qtr***	*vs. Prev. Qtr*	*vs. Prev Year*	*2001 3rd Qtr*	***2002 3rd Qtr***	*vs. Prev Year*
Other income								
Loans to employees	3.9	4.1	**4.6**	13.2%	17.9%	12.1	**12.8**	5.8%
Recoveries	19.9	10.3	**0.5**	-95.2%	-97.5%	22.9	**12.2**	-46.9%
Other income and benefits	48.8	25.3	**83.3**	229.4%	70.6%	120.7	**117.9**	-2.3%
Monetary Position (Otros)	-	-	-	-	-	-	-	-
	72.7	**39.7**	**88.4**	**122.7%**	**21.6%**	**155.7**	**142.9**	**-8.2%**
Other expenses								
Sundry loses	68.2	19.9	**88.9**	347.6%	30.4%	509.3	**202.8**	-60.2%
Write-downs	-	-	-	-	-	-	-	-
Goodwill	-	-	-	-	-	-	-	-
Monetary Position (Other)	27.7	51.0	**47.7**	-6.5%	72.0%	105.9	**128.6**	21.5%
	95.9	**70.9**	**136.6**	**92.7%**	**42.5%**	**615.2**	**331.4**	**-46.1%**

Other income, products and benefits show an increase of 122.7% during the quarter and of 21.5% with respect to the previous year. Other expenses show an increase of 92.7% for the quarter and 42.5% with respect to the previous year. The growth in income follows from a higher amount of sales of repossessed assets and the increase in expenses is explained by the clean-out process of non-productive accounts. On an accumulated basis, other income and other expenses show reductions of 8.2% and 46.1%, respectively, versus that registered for the first nine months of the previous year.

On July 23, 2002, the CNBV authorised BITAL to defer the accounting of MXP 74 Million, an expense related to the remodelling of hotels managed by Operadora de Hoteles Mazatlán, S.A. de C.V. (official memorandum No. 601-II-7176) This operation was required by the CNBV as a result of on-site inspection visits carried-out during 2001. The due date to record this with this requirement was set to January 2, 2003.

Loan Portfolio. The total balance of the loan portfolio as of September 30, 2002 amounted to MXP 66,545.7 Million, this is an increase of 0.3% in the last three months and of 4.2% in the last twelve. Within the dynamics of the loan portfolio, consumer loans show a 4.7% increase in the quarter and a 42.9% increase in the year, mainly in auto financing loans where BITAL has achieved an important position in the market. Consumer loans (outstanding and non-performing) represent 16.3% of the total portfolio.



LOAN PORTFOLIO						
Balances in Millions of Constant Pesos	*2001*	*2002*	***2002***	*Growth*		*Particip.*
	Sep. 30	*Jun. 31*	***Sep. 31***	*Jun.-Sep.*	*Sep.-Sep.*	*of Total*
CURRENT LOANS						
Commercial loans	21,192.7	21,424.5	**20,753.4**	-3.1%	-2.1%	31.2%
Loans to financial intermediaries	686.6	2,010.5	**2,040.1**	1.5%	197.1%	3.1%
Consumer loans	6,491.1	8,857.7	**9,276.7**	4.7%	42.9%	13.9%
Housing loans	8,002.8	7,721.3	**7,643.8**	-1.0%	-4.5%	11.5%
Loans to government entities	2,846.7	2,661.8	**2,998.8**	12.7%	5.3%	4.5%
Loans to Fobaproa or IPAB	19,959.3	18,826.9	**18,660.6**	-0.9%	-6.5%	28.0%
TOTAL CURRENT LOANS	**59,179.2**	**61,502.7**	**61,373.4**	**-0.2%**	**3.7%**	**92.2%**
NON-PERFORMING LOANS						
Commercial loans	2,762.1	2,639.7	**2,909.1**	10.2%	5.3%	4.4%
Loans to financial intermediaries	10.9	9.4	**5.8**	-38.1%	-46.6%	0.0%
Consumer loans	1,283.9	1,564.0	**1,628.7**	4.1%	26.9%	2.4%
Housing loans	585.8	568.0	**570.6**	0.5%	-2.6%	0.9%
Loans to government entities	0.2	0.1	**0.1**	-1.2%	-4.9%	0.0%
Immediate collection, remittances and overdrafts	42.4	69.6	**57.9**	-16.7%	36.7%	0.1%
TOTAL NON-PERFORMING LOANS	**4,685.2**	**4,850.9**	**5,172.3**	**6.6%**	**10.4%**	**7.8%**
TOTAL LOAN PORTFOLIO	**63,864.3**	**66,353.6**	**66,545.7**	**0.3%**	**4.2%**	**100.0%**
(-) MINUS:						
Allowance for loan losses	(5,502.3)	(7,273.8)	**(7,593.5)**	4.4%	38.0%	-11.4%
NET LOAN PORTFOLIO	**58,362.0**	**59,079.8**	**58,952.2**	**-0.2%**	**1.0%**	**88.6%**

It is worth noting that with respect to the previous year, there is a 197.1% increase of loans to financial entities due to a reclassification of loans that were previously registered as commercial loans. This operation involved approximately MXP 1,100 Million and was done during the second quarter of this year.

Net value of loans to Fobaproa/IPAB decreased by 0.9% during the quarter, as a result of collections and provisioning, and represent 28.0% of total loans.

The balance of non-performing loans, which amounts to MXP 5,172.3 Million, shows an increase of 6.6% for the quarter and 10.4% for the year. This increase is mainly seen in commercial loans and consumer loans, with increases of 10.2% and 4.1% for the quarter, respectively. The increase of non-performing loans is due to the reduction in the country's economic growth. It is worth noting that the growth in non-performing consumer loans is lower than the growth in outstanding consumer loans.

LOAN QUALITY INDICATORS			
	2001	*2002*	*2002*
	Sep. 30	*Jun. 31*	*Sep. 31*
NPL / Total loans	7.3%	7.3%	7.8%
NPL / Total Exc. Fobaproa	10.7%	10.2%	10.8%
Net NPL / Total Loans	-1.4%	-4.1%	-4.1%
Net NPL / Total Exc. Fobaproa	-1.5%	-4.3%	-4.3%
Allowance / NPLs	117.4%	149.9%	146.8%
Allowances / Total loans	8.6%	11.0%	11.4%

Non-performing loans amounted to 7.8% of total loans. Without including loans to Fobaproa/IPAB, non-performing loans amounted to 10.8% of total loans.

Allowances for loan losses amounted to MXP 7,593.5 Million, a 4.4% higher than in the previous quarter and 38.0% more than the previous year. The increase over the year was due to the creation of provisions charged to income and to those charged to capital reserves during the first quarter of 2002,



authorised by the CNBV as part of the first stage in the capitalisation process and as explained in the first quarter results summary. The allowances for loan losses show a coverage ratio of 147% over non-performing loans and include a special provision for Atlantico of MXP 1,678 Million. Without considering this special provision, the coverage would have been 114.4% over non-performing loans.

Write-offs due to differences in the loans book values and repossessed assets amounted to MXP 16.6 Million for the third quarter of 2002, while they amounted to MXP 4.0 Million in the second quarter.

Charges to allowances related to write-downs and to government-sponsored debt support programs amounted to MXP 77.1 Million and MXP 55.2 Million, respectively, during the third quarter of this year.

ALLOWANCE FOR LOAN LOSSES

Millions of Constant Pesos	*2001*				*2001*	*2002*			*2002*
	1st Qtr	*2nd Qtr*	*3rd Qtr*	*4th Qtr*	*Year to date*	*1st Qtr*	*2nd Qtr*	*3rd Qtr*	*Year to date*
Allowances at the beginning of the period	**4,834.2**	**5,128.9**	**5,224.6**	**5,502.3**	**4,834.2**	**5,568.3**	**7,339.9**	**7,273.8**	**5,568.3**
Provisions charged to income	649.1	673.6	521.4	291.7	2,135.7	496.0	110.9	**492.9**	**1,099.8**
Provisions charged to equity	0.0	0.0	0.0	0.0		1,679.1	0.0	**0.0**	**1,679.1**
Revaluation of Dollar and UDI Denominated provisions	(40.1)	(59.0)	(3.5)	(61.9)	(164.5)	(51.1)	10.7	**(39.2)**	**(79.6)**
Re-installment of provisions	14.4	3.7	3.8	1.5	23.3	(0.5)	0.3	**0.2**	**(0.0)**
Total	**623.4**	**618.3**	**521.7**	**231.2**	**1,994.6**	**2,123.5**	**121.9**	**453.9**	**2,699.3**
Minus									
a) Aquittances	**240.8**	**471.6**	**110.4**	**94.7**	**917.5**	**267.0**	**92.0**	**77.1**	**436.1**
Credit Card and other consumer loans	3.2	9.3	16.0	14.5	43.0	18.4	25.8	**27.0**	**71.2**
Commercial loans	78.4	65.4	43.4	57.9	245.1	223.3	52.1	**28.6**	**304.0**
Mortgage loans	159.2	396.9	51.0	22.3	629.3	25.3	14.1	**21.5**	**60.9**
b) Punto Final Program	**83.6**	**49.3**	**61.8**	**67.9**	**262.5**	**54.9**	**56.9**	**53.9**	**165.6**
Mortgage loans	83.6	49.3	61.8	67.9	262.5	54.9	56.9	**53.9**	**165.6**
c) Other programs	**4.3**	**1.7**	**3.0**	**2.6**	**11.6**	**3.2**	**1.6**	**1.3**	**6.1**
Finape	1.1	0.3	0.5	0.2	2.1	0.2	0.2	**0.1**	**0.5**
Fopyme	3.2	1.4	2.5	2.4	9.5	3.0	1.4	**1.2**	**5.6**
d) Other write-offs	**0.0**	**0.0**	**68.7**	**0.0**	**68.7**	**26.9**	**37.5**	**1.9**	**66.3**
Credit Card and other consumer loans	0.0	0.0	38.9	0.0	38.9	0.0	0.9	**0.0**	**0.9**
Commercial loans	0.0	0.0	5.4	0.0	5.4	0.0	3.2	**0.1**	**3.3**
Mortgage loans	0.0	0.0	24.5	0.0	24.5	26.9	33.4	**1.8**	**62.1**
Total Write-offs	**328.7**	**522.5**	**244.0**	**165.2**	**1,260.4**	**351.9**	**188.1**	**134.2**	**674.1**
Allowances at the end of the period	**5,128.9**	**5,224.6**	**5,502.3**	**5,568.3**	**5,568.3**	**7,339.9**	**7,273.8**	**7,593.5**	**7,593.5**

Fobaproa Notes. Net value of the Fobaproa notes, as presented in the financial statements, amounted to MXP 18,661 Million as of September 2002, 0.9% lower than the previous quarter and 6.5% lower than the previous year.

FOBAPROA NOTES

Balance in Millions of Pesos as of September 30, 2002	*Fobaproa 1*	*Fobaproa 2*	*Total*
Gross Fobaproa/IPAB notes	17,684	10,168	**27,852**
- Checking account (Cash recoveries)	2,774	2,416	**5,190**
- Constituted allowances	2,488	1,513	**4,001**
Net balance	**12,422**	**6,239**	**18,661**

In addition to cash collections, with amount to 18.6% of the gross value of the notes, the reasonable recovery value of repossessed assets and securities in the Fobaproa trusts represents an amount of MXP 653.6 Million, which is 2.3% of the gross value of the notes.

The CNBV authorised BITAL to delay the capitalisation commitment of renouncing to the regulatory facility of deferred provisioning for the IPAB/Fobaproa loss-sharing until December 31, 2002, as a result of HSBC recent offer to buy 100% of the shares of GFBital. For this reason, during the fourth quarter we expect to create provisions for the loss-sharing for an approximate amount of MXP 2,310 Million.

PENDING PROVISIONS

Balance in Millions of Constant Pesos as of September 30, 2002	*Fobaproa 1*	*Fobaproa 2*	***Total***
Gross Note	17,684	10,168	**27,852**
Cash collections and recoveries	2,774	2,416	**5,190**
Net note	**14,910**	**7,752**	**22,662**
Percentage of cash collections vs. Gross notes	16%	24%	**19%**
Maximum responsibility under incentives scheme	144	750	**894**
Incentive factor	0%	3%	
Adjusted maximum responsibility under incentives scheme	144	725	**869**
Percentage of Net note	1.0%	9.7%	**4.0%**
Percentage of Loss-sharing of net note	25%	25%	**25%**
Loss-sharing w/o incentive scheme	3,691	1,750	**5,442**
Percentage of provisions hended	26%	32%	**28%**
Maximum contingency	3,836	2,475	**6,311**
Created provisions	2,491	1,510	**4,001**
Additional provisions needed	**1,345**	**965**	**2,310**

Deposits and Funding. Total deposits amount to MXP 130,279.4 Million as of quarter-end, which represents an increase of 18.1% over the last three months and of 31.5% over the last twelve. Additionally, inter-bank loans show an increase of 98.8% in the quarter and a reduction of 37.3% in the year. The growth in deposits and loans over the quarter is related to the funding that BITAL provides to Atlantico, since during the quarter funding provided via repurchase agreement operations was substituted by direct "call money" type loans.

DEPOSITS AND FUNDING

Balances in Millions of Constant Pesos	*2001*	*2002*	*2002*	*Growth*	
	Sep. 30	*Jun. 31*	*Sep. 31*	*Jun.-Sep.*	*Sep.-Sep.*
TOTAL DEPOSITS	**99,043.5**	**110,288.3**	**130,279.4**	**18.1%**	**31.5%**
Demand deposits	58,919.1	66,040.2	67,104.4	1.6%	13.9%
Time deposits	40,124.4	44,248.1	63,175.0	42.8%	57.4%
LOANS FROM BANKS AND OTHER INSTITUTIONS	**11,932.6**	**8,241.2**	**16,383.8**	**98.8%**	**37.3%**
On demand	3,426.8	-	352.1	-	-89.7%
Short term	1,170.7	582.9	8,258.3	1316.8%	605.4%
Long term	7,335.2	7,658.4	7,773.3	1.5%	6.0%

Capitalisation. The Bank's total stockholders' equity as of September 30, 2002, amounted to MXP 7,418.3 Million. This represents an increase of 4.8% with respect to the previous quarter, and a reduction of 5.5% over the previous year. The reduction in the year was due to the creation of loan loss provisions charged to capital reserves during the first quarter of 2002, while the increase in the quarter is related to the capital increase and the net income earned in the quarter.

Estimated capital adequacy ratio with respect to credit and market risk-weighted assets as of September 30, 2002, amounts to 9.90%, higher than the 9.29% ratio reported in the previous quarter. This improvement was influenced by an increase of 21.0% in the basic capital (Tier 1). With respect to the same date of the previous year, the capital adequacy ratio decreased by 286 basis points as a result of a reduction of 19.7% in net capital. Such reduction was the result of the creation of special provisions done in the first quarter of 2002.

CAPITAL ADEQUACY RATIO					
Millions of Constant Pesos	*2001 Sep. 30*	*2002 Jun. 30*	***2002 Sep. 30*** [16]	*Growth Sep.-Jun.*	*Sep.-Sep.*
Total basic capital	6,557.2	4,235.7	5,127.0	21.0%	-21.8%
Total supplementary capital	2,234.8	1,998.9	1,935.0	-3.2%	-13.4%
Net capital	8,791.9	6,234.7	7,062.0	13.3%	-19.7%
Credit risk-weighted assets	59,811.1	59,872.0	64,434.0	7.6%	7.7%
Basic capital (Tier 1)	10.96%	7.07%	7.96%		
Net capital (Tier 2)	14.70%	10.41%	10.96%		
Market and credit risk-weighted assets	66,087.6	67,078.3	71,332.0	6.3%	7.9%
Basic capital (Tier 1)	9.92%	6.31%	7.19%		
Net capital (Tier 2)	13.30%	9.29%	9.90%		

Risk Management. The objective of risk management in BITAL is to maintain the Group's risk-return position as established by the Board of Directors. Since 1994, BITAL has been using advanced risk-management techniques, which have incorporated adequate measures of risk exposure and potential losses to the Institution's decision making process.

Following the guidelines established by the CNBV, risk management integrates risks derived from market, loans, liquidity and operation. A Risk Committee has been formed integrated by Board Members and Area Managers. Its main functions include the proposal to the Board of Directors of limits and strategies to place BITAL in adequate risk-management levels, the approval of measuring techniques, and the supervision of compliance of the pre-established limits as well as the required level of provisions.

To avoid unforeseen risks, a structure of market risk limits has been established which governs the Group's financial subsidiaries including BITAL, Casa de Bolsa Bital, Seguros Bital and Fianzas México Bital. Since the strategy of the Group is centralised, limits have been established for all risk types and are not differentiated by business unit. The portfolio that follows these restrictions includes tradable instruments and traditional banking instruments. Thus the effects generated from changes in interest rates, prices and currency exchange rates for the entire Institution are included, and not only those of the Bank's treasury.

The methodology used by BITAL is the Value at Risk (VaR). The VaR is an estimate, given in the form of a confidence interval, of how much could be lost in the market by holding a position for a fixed period of time. This calculation is performed using Montecarlo and historical simulations, using a 95% confidence level. The time span used in the calculations was seven days.

RISK VALUE						
Thousands of MXP	*Risk factors*					
	Capital Markets	*Domestic Nominal Rates*	*Real Rates*	*Foreign Nominal Rates*	*Foreign Exchange*	***Overall***
3rd Qtr. 2001	39.7	22.4	60.8	20.9	9.0	**80.3**
2nd Qtr. 2002	45.9	27.3	60.6	55.2	2.4	**116.2**
3rd Qtr. 2002	**23.6**	**43.0**	**75.8**	**21.8**	**4.4**	**86.6**
VAR Limits	100.0	200.0	100.0	150.0	50.0	**350.0**

With respect to the previous quarter, total VaR showed a decrease of 25.47%, below the limits established by Management. The risk factor that showed more change is the one related to capital markets, following an increase in securities and the behavior of interest rates. VaR for capital markets is equivalent to 21.50% of the pre-established limit.

In order to calibrate the models for the VaR calculations, back testing is performed regularly by comparing historical VaR with the theoretical losses that the fixed portfolio would have generated. In addition to the calculation of the VaR, which measures the risk profile of the portfolio, the Bank uses sensibility measures, including partial duration with respect to the different kinds of interest rates (Total for the Bank: 16 days for assets and 16 days for liabilities, Money Desk: Nominal 31 days, Variable 386 days, Real: 85 days). Additionally, tests under extreme conditions are performed to estimate the risk that the institution would face under extreme changes in key financial indicators.

With respect to credit risk, the Bank has risk-rating methodologies for the approval of new loans, price setting, and overall management and supervision. These methodologies include sectorial and regional analysis, payback capacity, use of resources, historical experience and type of guarantees.

For the measuring of credit and operating risk, expected and unexpected losses are calculated based on the frequency and severity of damages or losses. Using the model given by CrediRisk+ and in-house developments, unexpected losses are calculated with a 99% confidence and a time span of one year. Credit concentration is measured using Herfindahl index.

\16 *Preliminary.*

Credit Risk Rating Methodology. BITAL uses a provisional model for its risk-rating methodology on the loan portfolio, in accordance with the CNBV. This is consistent with Circular 1480. This methodology was developed internally and is applied in the underwriting of the loan as well as in the follow-up.

The loan is rated on a scale of 1 through 10, as follows:

Acceptable Risks:

Minimum (Risk rating 1) Businesses with positive and growing trends. Institutional management with strong cash flow. Exceptional liquidity and profitability ratios, with favourable market conditions and good standing relationships with customers and suppliers. No legal problems and clean credit history for the last 12 months.

Low (Risk rating 2 y 3) Businesses with positive trend, able and experience management. Good payment capacity and cash flow to finance investments. Liquidity and debt ratios according to its activity, and adequate profitability. Competitive cash flow, with favourable market conditions and good relationships with suppliers and customers. No legal problems and with occasional delays in payments in the last 12 months.

Medium (Risk rating 4 y 5) Businesses similar to those describe as Low risk that are going through a lapse of unfavourable results, but with clear factors that show a recovery in the short term. Family type management. Adequate payback capacity, more sensitive to the economic environment. Levels of liquidity, debt and profitability in slight disadvantage with comparison to its peers. Possible concentration of customers or suppliers with stable employee relationship. In the last 12 months, might have shown past due status for periods under 90 days, possibly with restructuring without capitalization of interests.

Unacceptable Risks:

High (Risk rating 6 y 7) Businesses performing below the sector average. Weak family type management. Deficient payback capacity and clear downward trends. High dependency on the economic environment. Weak market conditions and dependent on customers and suppliers. Possible legal problems, but with stable employee relationship. In the last 12 months, might have shown past due status for periods between 90 and 270 days, possibly with restructuring without capitalization of interests.

Very High (Risk rating 8 y 9) Businesses on clear downward trends with elements, which show no clear elements that show recovery signs. One man only type management or management without the capacity to manage the business. Low payback capacity and high dependency on the economic environment. Cash flow is insufficient for financial obligations. Restricted liquidity and high debt ratios. In the last 12 months, it may show past due status for periods between 270 and 360 days. Could have several restructures in the same operation.

Maximum risk (Risk rating 10) Businesses with negative trends or without evidence of recovery. Management incapable of managing the business. No liquidity or payment capability and excessive debt ratio. Deteriorated cash flow and operating losses. Legal conflicts that could affect its assets and possibility of a strike. Declining market with systematic customer or supplier loss. Null payment capacity, thus rendering its obligations as unrecoverable. Non performing loans in legal process.

The rating process includes the valuation in three areas: Liquidity, Payback history and Operating situation of the customer. Additionally, shareholder support, information and documentation quality, sectorial and country risk are also taken into consideration for the final rating.

To determine the match between CNBV and BITAL's rating scales, the Bank used a sample of 130 customers. Each customer was rated under both methodologies and the corresponding scheme was determined. The description of each risk level is consistent with this match.

CNBV	BITAL
A1	1 y 2
A2	3 y 4
B	5
C1	6 y 7
C2	8
D	9
E	10

Banco del Atlantico

On October 1st, 2002, the IPAB, GFBital, BITAL, and Atlantico signed the definitive agreements and performed the necessary corporate acts to incorporate from that date on the assets and liabilities of Atlantico to BITAL. The transaction has reached its conclusion in compliance with the Agreement signed on December 7, 2001.

The main characteristics of the operation are as follows:

- Assets and liabilities to be incorporated into BITAL amount to MXP 63,795 Million.
- BITAL has brought forth for the clean-out of Atlantico's assets allowances for MXP 1,678 Million. This amount was provisioned by BITAL by charging MXP 1,500 Million to capital reserves on March 31, 2002, and charging MXP 178 Million to the third quarter's income.

- The amount of consolidated IPAB liabilities in favour of Atlantico, including those relating to the financial strengthening and the notes issued by Fobaproa, amount to MXP 29,857.0 Million as of September 30, 2002.
- The audit mandated by the Bank Savings Protection Law has been concluded. Nevertheless the confirmation of the results is still pending.
- IPAB will have an option to participate in GFBital's capitalisation process. We estimate that the value of IPABs option would amount to MXP 73.3 Million.
- The CNBV, taking into account HSBC's offer, extended until December 31, 2002, the due date for BITAL's capitalization process whereas the Bank would need to comply with a net capital adequacy ratio of at least 10%.

For your review, we include a proforma balance sheet of Atlantico and a consolidated balance of both Institutions. These figures consider the balance sheet as of September 31, 2002.

PROFORMA BALANCE SHEET AND CONSOLIDATION [17]

Millions of Constant Pesos September 30, 2002	*BITAL*	*Atlántico Proforma*	***Consolidated Balance***
Assets	**159,542**	**65,564**	**161,712**
Funds available	84,172	2,557	**23,447**
Securities	4,597	3,557	**8,154**
Net Loan Portfolio	**58,952**	**57,466**	**116,418**
Outstanding loans	42,546	7,321	**49,867**
Loans to Fobaproa / IPAB, net	18,827	49,857	**68,684**
Non-performing loans	5,172	7,732	**12,904**
Loan loss provisions	(7,593)	(7,444)	**(15,037)**
Other assets	11,821	1,984	**13,693**
Liabilities	**152,124**	**65,562**	**154,294**
Traditional deposits	130,280	636	**130,916**
Loans	16,384	64,226	**17,330**
Other Liabilities	5,460	700	**6,048**
Total Equity	**7,418**	**2**	**7,418**

The figures presented above consider a balance sheet as of quarter-end and includes the additional note issued by IPAB and all write-offs related to non-existent assets included in the agreement with IPAB, as well as the creation of the additional provisions needed.

Seguros Bital [18]

Results. The Insurance Company presents a net consolidated income as of quarter-end of MXP 111.1 Million, which is 42.4% higher than the MXP 78.0 Million registered in the same period of the previous year. Net income generated during the quarter amounted to MXP 60.2 Million, 24.4% higher than that registered in the previous quarter.

[17] *Estimated balances assuming the application of recourse referred to in the agreement signed with IPAB.*

[18] *The National Insurance and Bonding Comisión (CNSF) requires that insurance companies prepare thair financial statements following the criteria contained in the B-10 Bulletin regarding inflationary accounting. Seguros Bital owns Pensiones Bital and ING Seguros (México). The CNSF dows not require Insurance Companies to consolidate their financial statements, however, in htis report we present consolidated financial statements with the purpose of highlighting the Group's depelopment in the insurance and retirement fund management businesses. Grupo Financiero Bital controls 51% of Seguros Bital and ING Group controls the remaining 49%.*

ESTADO DE RESULTADOS CONSOLIDADO										
Millions of Constant Pesos		*2001*				*2002*			*Growth. vs.*	*Growth. vs.*
		1st Qtr	*2nd Qtr*	*3rd Qtr*	*4th Qtr*	*1st Qtr*	*2nd Qtr*	*3rd Qtr*	*Prev Qtr.*	*Prev Year*
Premiums issued	Seguros Bital	189.7	129.1	159.4	180.4	232.7	196.5	**194.2**	-1.2%	21.8%
	ING Seguros	60.1	9.3	58.6	68.4	42.0	43.2	**70.9**	64.1%	21.0%
	Servicios B-I	31.7	(31.7)	-	-	-	-	-	-	-
	Pensiones Bital	236.9	227.9	274.3	321.8	255.0	306.5	**78.9**	-74.3%	-71.2%
		518.5	334.6	492.3	570.6	529.8	546.2	**344.0**	-37.0%	-30.1%
Retained premiums	Seguros Bital	185.3	128.3	158.8	180.4	231.5	197.6	**194.9**	-1.4%	22.7%
	ING Seguros	28.5	11.2	46.5	37.9	30.6	31.1	**59.8**	92.3%	28.6%
	Servicios B-I	31.7	(31.7)	-	-	-	-	-	-	-
	Pensiones Bital	236.9	227.9	274.3	321.8	255.0	306.5	**78.9**	-74.3%	-71.2%
		482.5	335.7	479.6	540.1	517.3	535.2	**333.6**	-37.7%	-30.4%
Net Premiums	Seguros Bital	108.0	149.0	140.0	100.3	171.1	192.7	**195.4**	1.4%	39.6%
	ING Seguros	60.9	46.6	38.0	44.8	48.5	49.7	**50.4**	1.4%	32.6%
	Servicios B-I	31.7	(31.7)	-	-	-	-	-	-	-
	Pensiones Bital	(2.0)	(2.0)	9.1	(6.9)	5.1	(8.1)	**(11.9)**	46.9%	-230.8%
Total net premiums		198.7	161.9	187.1	138.2	224.9	234.3	**233.9**	-0.2%	25.0%
Underwriting expenses		(108.1)	(22.6)	(63.7)	(69.6)	(62.0)	(43.7)	**(36.2)**	-17.2%	-43.2%
Net claims		(141.0)	(134.4)	(154.3)	(134.9)	(166.7)	(203.1)	**(180.4)**	-11.2%	16.9%
Financial revenues from tech. reserves		70.8	76.7	64.9	153.9	79.9	114.3	**97.3**	-14.9%	49.9%
Net income from insurance op.		20.4	81.6	34.0	87.6	76.1	101.8	**114.6**	12.6%	237.1%
Increase in technical reserves		(17.9)	(17.5)	(20.9)	(19.1)	(18.3)	(16.6)	**(13.1)**	-21.1%	-37.3%
Administrative & promotional expenses		(38.5)	13.9	(26.9)	(40.2)	(26.2)	(35.0)	**(38.1)**	8.9%	41.6%
		(36.0)	78.0	(13.8)	28.3	31.6	50.2	**63.4**	26.3%	-559.4%
Financial revenues and other income		49.2	11.0	10.9	31.5	24.5	14.0	**20.3**	45.0%	86.2%
Income tax and employee profit share		(3.1)	(3.7)	(2.5)	(17.6)	(13.9)	(7.2)	**(15.4)**	113.9%	516.0%
Restatement		(3.6)	(5.9)	(2.5)	(2.6)	(8.4)	(8.6)	**(8.1)**	-5.8%	224.0%
NET CONSOLIDATED INCOME		**6.5**	**79.4**	**(7.9)**	**39.6**	**33.8**	**48.4**	**60.2**	**24.4%**	**n.a.**

On a consolidated basis, Seguros Bital and its subsidiaries, ING Seguros Bital (México) and Pensiones Bital, issued a total of MXP 333.6 Million in premiums during the quarter, 37.7% less than in the previous quarter and 30.1% less than in the third quarter of the previous year, basically as the result of the contraction in the annuity market. Net premiums amounted to MXP 233.9 Million, which is 0.2% lower than in 2nd Qtr. 2002 and 25% higher than in 3rd Qtr. 2001.

Net income from insurance operations increased 12.6% with respect to the previous quarter. This increase was the result of a decrease of 17.2% in acquisition and re-insurance costs and a decrease of 11.2% in claims. Offsetting this income, financial revenues from the technical reserves decrease by 14.9% during the quarter.

[9] *Net income shown for 1Q01 and 2Q01 shows adjustments related to the selling of Afore Bital in December 2000.*



CONSOLIDATED BALANCE SHEET

Millions of Constant Pesos	2001 Mar. 31	Jun. 30	Sep. 30	Dic. 31	2002 Mar. 31	Jun. 30	Sep. 30	Growth. vs. Prev Qtr.	Growth. vs. Prev Year.
ASSETS	**3,603.3**	**3,741.9**	**4,068.9**	**4,435.6**	**4,798.2**	**5,175.6**	**5,369.3**	3.7%	32.0%
Securities	3,036.9	3,288.6	3,599.8	4,068.0	4,399.8	4,817.4	**4,974.3**	3.3%	38.2%
Other assets	428.3	355.1	373.4	206.5	320.6	288.6	**311.7**	8.0%	-16.5%
Pre-operational expenses	-	-	-	-	-	-	-	-	-
Other deferred assets	138.1	98.2	95.7	161.1	77.8	69.6	**83.3**	19.7%	-13.0%
LIABILITIES	**3,189.4**	**3,245.5**	**3,590.6**	**3,918.0**	**4,246.9**	**4,574.4**	**4,711.8**	3.0%	31.2%
Technical reserves	3,031.1	3,039.9	3,387.2	3,706.4	3,985.3	4,339.4	**4,463.8**	2.9%	31.8%
Other liabilities	158.3	205.6	203.4	211.6	261.6	235.0	**248.0**	5.5%	21.9%
STOCKHOLDERS' EQUITY	**413.8**	**496.3**	**478.3**	**517.0**	**551.8**	**601.1**	**657.4**	9.4%	37.4%
Paid-in capital	418.7	421.2	410.6	410.0	408.8	409.1	**408.9**	0.0%	-0.4%
Legal reserves	12.8	12.9	12.9	12.8	12.8	17.5	**17.5**	0.0%	35.7%
Additional paid-in capital	-	-	-	-	-	-	-	-	-
Net income from previous year	19.7	19.9	19.8	19.7	66.4	61.7	**61.7**	0.0%	211.6%
Cumulative effect of restatement	(147.8)	(151.6)	(152.5)	(154.0)	(153.5)	(154.4)	**(154.7)**	0.2%	1.4%
Subsidiaries	109.7	176.7	174.4	181.6	183.7	185.5	**182.0**	-1.9%	4.4%
Net income	0.7	17.2	13.1	46.9	33.6	81.7	**142.0**	73.8%	984.0%

Total consolidated assets amounted to MXP 5,369.3 Million, an increase of 3.7% during the quarter and 32.0% during the year. The increase in assets is proportional to the increase in technical reserves, which grew 2.9% during the quarter and 38.2% during the year. This increase is explained mainly by the increase in the operation of the annuities company.

Seguros Bital's stockholders' equity shows and increase of 9.4% in the last three months and of 37.4% in the last twelve, deriving mainly from net income generation.

Other Financial Subsidiaries

Almacenadora Bital registers a net income as of September 30, 2002 of MXP 3.2 Million, which is 24.9% higher to the MXP 2.6 Million reported for the same date of the previous year. The result over the quarter amounted to MXP 881 Thousand, which is 1.1% higher than that registered in the previous quarter.

GFBITAL's Board of Directors received and offer to sell its controlling participation in the shares of the warehousing company, and has approved the selling of this subsidiary. The interested party is currently in a due diligence process in order to formalise a final offer.

Casa de Bolsa Bital registered a loss during the quarter of MXP 306 Thousand, reaching a net accumulated loss of MXP 1.3 Million as of September 30, 2002. The result is associated to write-offs during the quarter.

The stock brokerage company shows a stockholders' equity at quarter-end of MXP 123.0 Million, which represents a reduction of 20.9% with respect to the previous year. The reduction is explained by the payment of dividends to the Group for MXP 25 Million during the first quarter of 2002.

Fianzas Mexico Bital. The Bonding Company's net income amounted to MXP 34.2 Million, of which MXP 20.5 Million correspond to that generated in the quarter. Net income for the quarter was 242.3% higher than in the previous quarter and 982.2% higher than that registered in the third quarter of the previous year. The main improvement in the company's results is related to an increase in operating income and a decrease in claims due to a better risk selection and application of reserves.

Operadora de Fondos Bital. The Investment Fund Manager shows a net accumulated income of MXP 143 Thousand as of quarter-end.



Relevant Events

HSBC Holdings plc (HSBC) has agreed with GFBital, and a group of shareholders who jointly control at least 52% of the outstanding shares of GFBital, to launch a tender offer for the acquisition of the total outstanding shares of the Financial Group. The total amount to be paid in cash for 100% of the shares would be US$ 1.14 Billion Dollars, at an approximate price of US$1.20 Dollars per share.

The acquisition is subject to several conditions which include to have the necessary governmental approvals and to guarantee at least a 52% participation in total equity and 57% participation in Series "O" voting shares, taking into account the totality of outstanding shares after all GFBITAL's outstanding subordinated debentures have been converted into shares. The operations has been approved and is recommended unanimously by GFBITAL's Board of Directors.

Additionally, HSBC has signed an agreement with a significant group of GFBITAL shareholders, in which said shareholders have agreed to sell their position in accordance with the tender offer conditions.

As soon as the operation is completed, a top management staff will be selected from both Institutions. Mr. Luis Berrondo, Chairman of GFBital's Board of Directors, has agreed to remain in his capacity, while the new management team will be led by Alexander A. (Sandy) Flockhart, CEO. Mr. Flockhart is currently appointed as Executive Vice-president of Retail Banking at HSBC Bank USA.

HSBC Group is one of the largest banking and financial services institutions in the world, with close to 7,000 branches in 81 countries and territories, and with US$ 746 Billion Dollars as of June 30, 2002.

Currently, HSBC has filed with the proper authorities the request for the necessary approvals for holding the tender offer for 100% of GFBITAL's shares. We estimate that the tender offer will be carried out in the month of November of this year.

Contacts

Ricardo Garza Galindo	52 (55) 57.21.58.75	Subdirector, Planeación Estratégica	ricaggs@bital.com.mx
Germán Osuna	52 (55) 57.21.50.53	Director Ejecutivo de Finanzas	germoc@bital.com.mx
Carlos Martínez	1 (212) 758.2660	Director, Agencia en Nueva York	carlm@bital.com.mx
			http://www.bital.com.mx



GRUPO FINANCIERO BITAL, S.A. DE C.V.

Paseo de la Reforma 243, 06500 México D.F.

CONSOLIDATED BALANCE SHEET 1/3

Millions of Constant Pesos	*2001*				*2002*		
	Mar. 31	*Jun. 30*	*Sep. 30*	*Dic. 31*	*Mar. 31*	*Jun. 30*	*Sep. 30*
ASSETS							
FUNDS AVAILABLE	**32,802.2**	**43,936.8**	**48,454.8**	**51,769.5**	**50,135.9**	**54,202.4**	**84,173.2**
FINANCIAL INSTRUMENTS	**11,039.8**	**6,595.1**	**6,138.2**	**16,253.4**	**10,757.3**	**6,319.7**	**4,662.4**
Trading securities	5,746.9	1,936.5	1,741.9	12,134.0	5,977.3	2,320.6	**807.3**
Available-for-sale securities	1,935.8	1,282.1	992.2	807.5	1,561.3	714.9	**628.8**
Securities held-to-maturity	3,357.0	3,376.5	3,404.1	3,311.9	3,218.7	3,284.1	**3,226.3**
SECURITIES AND DERIVATIVE OPERATIONS	**428.5**	**202.0**	**84.5**	**48.6**	**0.0**	**38.5**	**6.8**
Repurchase agreements	424.9	202.0	84.5	48.6	0.0	38.0	**6.4**
Derivative transactions	-	-	-	-	-	-	-
Valores no asignados por liquidar	3.7	-	-	0.1	-	0.5	**0.4**
CURRENT LOANS							
Commercial loans	21,331.7	21,837.8	21,192.3	22,635.7	21,755.9	21,424.3	**20,753.0**
Loans to financial intermediaries	714.5	712.5	686.6	723.4	1,212.3	2,010.5	**2,040.1**
Consumer loans	5,064.5	5,699.8	6,491.1	7,594.3	8,353.8	8,857.7	**9,276.7**
Housing loans	7,894.6	8,012.3	8,002.8	7,869.0	7,791.3	7,721.3	**7,643.8**
Loans to government entities	3,641.8	3,219.6	2,846.7	3,528.5	3,419.8	2,661.8	**2,998.8**
Loans to Fobaproa or IPAB	19,823.3	20,002.3	19,959.3	19,710.8	19,066.6	18,826.9	**18,660.6**
TOTAL CURRENT LOANS	58,470.4	59,484.3	59,178.7	62,061.7	61,599.9	61,502.5	**61,372.9**
NON-PERFORMING LOANS							
Commercial loans	2,746.7	2,653.3	2,762.1	2,604.6	2,546.6	2,639.7	**2,909.1**
Loans to financial intermediaries	8.6	11.0	10.9	10.5	9.2	9.4	**5.8**
Consumer loans	1,143.5	1,240.9	1,283.9	1,426.8	1,496.4	1,564.0	**1,628.7**
Housing loans	706.2	451.3	585.8	584.8	555.4	568.0	**570.6**
Loans to government entities	0.2	10.0	0.2	0.2	0.1	0.1	**0.1**
Immediate collection, remittances and overdrafts	89.1	76.2	42.4	60.2	83.9	69.6	**57.9**
TOTAL NON-PERFORMING LOANS	4,694.3	4,442.6	4,685.2	4,687.0	4,691.7	4,850.9	**5,172.3**
TOTAL LOAN PORTFOLIO	63,164.7	63,926.9	63,863.9	66,748.7	66,291.5	66,353.4	**66,545.2**
Minus: Allowance for loan losses	(5,060.4)	(5,224.6)	(5,502.3)	(5,568.4)	(7,340.0)	(7,273.8)	**(7,593.5)**
NET LOAN PORTFOLIO	**58,104.4**	**58,702.3**	**58,361.6**	**61,180.3**	**58,951.5**	**59,079.6**	**58,951.7**
OTHER ACCOUNTS RECEIVABLE	**3,666.5**	**3,265.6**	**3,172.1**	**3,457.7**	**3,412.9**	**3,249.8**	**4,316.1**
FORECLOSED ASSETS	**648.8**	**798.4**	**811.2**	**719.4**	**693.0**	**699.9**	**694.4**
PROPERTY, FURNITURE AND EQUIPMENT, NET	**3,991.2**	**3,994.1**	**3,862.5**	**3,781.8**	**3,675.3**	**3,592.1**	**3,489.4**
LONG-TERM INVESTMENTS IN EQUITY SECURITIES	**664.7**	**718.1**	**713.9**	**726.5**	**728.2**	**753.7**	**804.1**
DEFERRED TAXES	**2,686.6**	**2,556.3**	**2,648.6**	**2,532.6**	**4,193.9**	**3,998.7**	**3,803.7**
OTHER ASSETS	**922.7**	**913.6**	**801.4**	**690.0**	**109.9**	**129.6**	**133.9**
Other assets, deferred charges and intangibles	165.6	197.4	136.3	75.4	109.9	129.6	**133.9**
Unamortised risk coverage on UDI housing loans	757.1	716.2	665.1	614.7	-	-	-
TOTAL ASSETS	**114,955.4**	**121,682.4**	**125,048.8**	**141,159.8**	**132,657.8**	**132,064.0**	**161,035.7**





GRUPO FINANCIERO BITAL

CONSOLIDATED BALANCE SHEET 2/3

Millions of Constant Pesos	2001 Mar. 31	Jun. 30	Sep. 30	Dic. 31	2002 Mar. 31	Jun. 30	Sep. 30
LIABILITIES							
DEPOSITS	92,184.8	98,473.4	99,037.9	116,226.5	110,315.4	110,286.6	**130,277.3**
Demand deposits	55,199.5	58,279.9	58,913.5	71,307.3	66,027.5	66,038.5	**67,102.3**
Time deposits	36,985.3	40,193.5	40,124.4	44,919.2	44,287.9	44,248.1	**63,175.0**
Bank bonds outstanding	-	-	-	-	-	-	-
BANK AND OTHER LOANS	8,035.3	9,334.8	11,932.6	10,300.7	8,152.4	8,241.2	**16,383.8**
On demand	-	97.4	3,426.8	2,591.2	728.1	-	**352.1**
Short term	1,606.2	1,591.2	1,170.7	901.5	590.9	582.9	**8,258.3**
Long term	6,429.1	7,646.2	7,335.2	6,808.1	6,833.4	7,658.4	**7,773.3**
SECURITIES AND DERIVATIVE TRANSACTIONS	320.8	117.8	118.7	133.5	30.1	118.6	**263.3**
Repurchase agreements	320.8	117.8	117.5	133.5	29.9	117.2	**64.4**
Securities deliverable in Repurchase agreements	-	-	-	-	-	0.6	**0.2**
Operations with derivative instruments	-	0.1	1.2	-	0.2	0.8	**198.7**
Derivative transactions	-	-	-	-	-	-	-
OTHER ACCOUNTS PAYABLE	4,130.7	3,363.8	3,675.5	4,162.9	4,612.3	3,973.2	**4,278.4**
Income tax and employee profit sharing payable	497.9	102.9	120.0	221.9	249.6	93.2	**106.0**
Sundry creditors and other Accts. payable	3,632.8	3,260.9	3,555.5	3,941.1	4,362.7	3,880.0	**4,172.4**
SUBORDINATED DEBENTURES OUTSTANDING	1,615.0	1,608.9	1,594.6	1,566.0	1,550.3	1,539.0	**1,509.1**
DEFERRED TAX	-	-	-	-	-	-	-
DEFERRED CREDITS	35.1	180.1	21.7	30.2	47.5	13.2	**26.8**
TOTAL LIABILITIES	**106,321.7**	**113,078.9**	**116,380.9**	**132,419.9**	**124,708.0**	**124,171.9**	**152,738.7**
STOCKHOLDERS' EQUITY							
PAID-IN CAPITAL	**10,248.6**	**10,352.0**	**10,330.4**	**10,291.5**	**11,193.4**	**11,174.0**	**11,439.0**
Capital stock	3,749.5	3,800.5	3,803.8	3,808.5	4,252.2	4,281.4	4,494.9
Additional paid-in capital	3,838.6	3,891.6	3,898.3	3,907.9	5,449.3	5,542.0	6,197.6
Mandatorily convertible subordinated debentures	2,660.5	2,659.9	2,628.3	2,575.2	1,492.0	1,350.6	746.4
CAPITAL GAINS	**(1,710.5)**	**(1,838.6)**	**(1,754.5)**	**(1,645.6)**	**(3,312.5)**	**(3,350.6)**	**(3,211.5)**
Capital reserves	283.4	287.2	309.2	309.4	309.2	309.2	309.2
Retained earnings	2,076.5	2,059.5	2,037.6	2,037.6	2,542.8	2,544.7	2,544.7
Surplus from mark-to-market of available-for-sale securities	-	-	-	-	-	-	-
Result from translation of foreign operations	-	-	-	-	-	-	-
Effect of valuation of subsidiaries and affiliates	-	-	-	-	-	-	-
Cumulative effect of restatement	(3,204.8)	(3,248.2)	(3,248.2)	(3,248.2)	(3,248.2)	(3,248.2)	(3,248.2)
Gains on non-monetary asset valuation	-	-	-	-	-	-	-
Gains on non-monetary permanent investments	(1,013.8)	(1,241.0)	(1,258.5)	(1,231.0)	(3,020.1)	(3,088.5)	(3,069.1)
Net income	148.2	303.9	405.5	486.7	103.8	132.4	252.1
Minority interest	**95.6**	**90.1**	**91.9**	**94.0**	**68.9**	**68.6**	**69.5**
TOTAL STOCKHOLDER'S EQUITY	**8,633.7**	**8,603.5**	**8,667.9**	**8,739.9**	**7,949.8**	**7,892.1**	**8,297.0**

CONSOLIATED BALANCE SHEET 3/3

Millions of Constant Pesos	2001 Mar. 31	Jun. 30	Sep. 30	Dic. 31	2002 Mar. 31	Jun. 30	Sep. 30
MEMORANDUM ACCOUNTS							
CUSTOMER POSITION ACCOUNTS							
Customer Bank balances	1.0	1.6	0.8	1.1	0.6	0.8	**4.1**
Customer transaction liquidation	(13.8)	(6.3)	69.0	3.2	(14.9)	0.5	**(9.3)**
Customer securities held in custody	31,627.8	35,497.9	30,103.9	30,861.5	30,715.9	33,179.4	**28,957.8**
Securities and notes held in guarantee	1,371.1	1,423.4	180.8	147.7	170.2	191.1	**110.0**
Calls (option strike price)	-	2.9	0.3	1.1	(0.9)	1.2	**0.5**
Third party investment-banking operations	109,646.2	103,097.0	13,598.5	8,592.4	11,018.0	11,701.4	**23,848.9**
TOTAL CUSTOMER POSITION ACCOUNTS	**142,632.2**	**140,016.5**	**43,953.2**	**39,607.0**	**41,888.8**	**45,074.2**	**52,912.1**
OTHER MEMORANDUM ACCOUNTS							
Retirement Savings Systems Funds (SAR)	2,591.0	2,622.6	2,707.1	2,739.9	2,818.4	2,912.3	**2,969.1**
Integrated loan portfolio	64,828.1	64,023.3	64,968.3	67,491.3	66,906.1	67,125.4	**67,184.0**
Other control accounts	202,445.9	211,127.0	212,930.3	229,292.3	224,629.0	225,533.0	**254,190.6**
TOTAL OTHER MEMORANDUM	**269,865.0**	**277,772.9**	**280,605.7**	**299,523.5**	**294,353.6**	**295,570.7**	**324,343.7**
COMPANY POSITION ACCOUNTS							
Guarantees granted	51.4	49.1	13.1	50.5	12.4	13.9	**12.7**
Irrevocable lines of credit granted	674.3	812.2	758.7	688.5	599.4	757.4	**625.1**
Goods in left in Trust	166,392.4	160,443.9	69,930.1	37,074.3	39,019.8	45,147.0	**49,306.2**
Goods in custody or management	405,832.6	402,071.9	407,697.1	410,020.2	403,933.7	339,881.3	**300,674.2**
Commitments with Fobaproa	12,441.2	12,241.5	12,227.5	11,838.7	11,521.9	11,654.6	**11,347.6**
Commitments from derivatives	7,593.4	245.7	1,738.5	2,261.3	1,782.6	1,134.7	**38.2**
Outstanding CD's	694.5	812.0	820.2	848.2	839.2	968.3	**569.0**
Shares held in custody	1,168.3	1,179.3	1,166.0	1,160.0	1,560.4	1,578.0	**1,772.6**
Contingency Fund obligations	-	-	-	-	-	-	**-**
Other contingent obligations	8,075.9	8,245.6	8,452.7	8,175.2	9,359.6	9,967.6	**12,258.0**
TOTAL COMPANY POSITION ACCOUNTS	**602,924.0**	**586,101.2**	**502,803.8**	**472,116.9**	**468,629.1**	**411,102.8**	**376,603.5**
REPURCHASE AGREEMENT OPERATIONS							
Reverse Repos							
Receivable	70,885.8	72,108.9	72,651.6	70,107.7	72,842.3	72,604.1	**60,814.7**
Payable	70,459.4	71,902.0	72,566.1	70,235.6	72,914.3	72,738.0	**60,880.7**
TOTAL	**426.4**	**206.9**	**85.5**	**(127.9)**	**(72.0)**	**(133.9)**	**(66.0)**
Repos							
Payable	15,166.9	10,387.3	14,992.8	24,538.8	22,265.9	20,545.5	**25,568.1**
Receivable	15,482.4	10,720.6	15,111.2	24,496.3	22,224.2	20,491.4	**25,560.6**
TOTAL	**(315.4)**	**(333.3)**	**(118.5)**	**42.5**	**41.6**	**54.1**	**7.5**

GRUPO FINANCIERO BITAL



GRUPO FINANCIERO BITAL

CONSOLIDATED INCOME STATEMENT

Millions of Constant Pesos	*For the Quarter* 2001 *1st Qtr*	*2nd Qtr*	*3rd Qtr*	*4th Qtr*	2002 *1st Qtr*	*2nd Qtr*	***3rd Qtr***	*Year to date* 2001 *3rdrQtr*	**2002** ***3rd Qtr***
Interest income	7,494.2	6,442.3	4,935.1	4,510.6	4,558.3	3,987.3	**4,516.8**	18,871.5	**13,062.4**
Interest expense	4,900.5	4,252.2	2,901.7	2,604.9	2,536.3	2,111.0	**2,534.8**	12,054.4	**7,182.1**
Monetary position (margin), net	26.5	29.6	16.4	22.3	12.2	23.8	**18.0**	72.5	**54.0**
NET INTEREST INCOME	2,620.1	2,219.6	2,049.8	1,928.0	2,034.1	1,900.1	**2,000.0**	6,889.5	**5,934.3**
Loan loss provisions	952.9	984.5	765.7	625.7	643.8	203.8	**599.7**	2,703.2	**1,447.3**
RISK-ADJUSTED NET INTEREST INCOME	1,667.2	1,235.1	1,284.1	1,302.3	1,390.4	1,696.3	**1,400.3**	4,186.4	**4,487.0**
Fee income	898.4	1,027.1	1,038.5	1,022.2	927.3	1,168.5	**1,119.5**	2,964.0	**3,215.4**
Minus: Fees paid	124.9	132.3	126.8	139.9	121.8	132.8	**14.3**	384.0	**268.9**
Brokerage activities income	411.6	756.2	224.8	321.9	423.8	(32.9)	**202.6**	1,392.7	**593.5**
TOTAL OPERATING INCOME	2,852.3	2,886.1	2,420.6	2,506.5	2,619.8	2,699.1	**2,708.1**	8,159.0	**8,027.0**
Administrative and promotional expenses	2,403.7	2,414.1	2,363.2	2,374.1	2,486.6	2,385.9	**2,364.7**	7,181.1	**7,237.2**
NET OPERATING INCOME	448.6	472.0	57.3	132.4	133.1	313.1	**343.5**	977.9	**789.7**
Other income (expenses), net	(188.0)	(255.9)	(21.7)	94.5	(115.2)	(43.4)	**(55.5)**	(465.6)	**(214.1)**
NET INCOME BEFORE TAXES	260.6	216.1	35.6	226.9	17.9	269.7	**288.0**	512.4	**575.6**
Income tax and employee profit sharing	35.6	35.9	29.4	112.7	34.9	42.0	**16.7**	100.9	**93.5**
Deferred income tax	(95.5)	(76.6)	93.5	(59.3)	94.4	(164.1)	**(170.6)**	(78.6)	**(240.2)**
NET INCOME BEFORE SUBSIDIARIES	129.5	103.5	99.8	54.8	77.5	63.6	**100.8**	332.8	**241.8**
Undistributed income from subsidiaries	20.9	54.1	3.6	27.4	27.6	46.1	**52.7**	78.6	**126.5**
NET INCOME FROM CONTINUOUS OPERATIONS	150.5	157.6	103.4	82.3	105.1	109.7	**153.5**	411.5	**368.3**
Extraordinary items	-	-	-	-	-	(80.5)	**(33.1)**	-	**(113.6)**
Minority interest	(2.3)	(1.8)	(1.9)	(1.1)	(1.3)	(0.6)	**(0.8)**	(6.0)	**(2.6)**
NET INCOME (LOSS)	148.2	155.8	101.5	81.2	103.8	28.6	**119.7**	405.5	**252.1**

GRUPO FINANCIERO BITAL

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the period between January 1° and September 30, 2002

Millions of Constant Pesos

	PAID-IN CAPITAL			EARNED CAPITAL								
	Capital Stock	Additional paid-in capital	Mand. Conv. Subord. Debt.	Capital Reserves	Retained Earnings	Surplus from available-for-sale securities	Result from translation of foreign operations	Cummulative effect of restatement	Valuatoin of non-monetary valuation of permanent investment	Net Income	Minority Interest	Total Stock-holders' Equity
Balance as of December 31, 2001	**3,808.5**	**3,907.9**	**2,484.6**	**309.4**	**2,037.6**	**-**	**-**	**(3,248.2)**	**(1,231.0)**	**486.3**	**91.1**	**8,646.0**
MOVEMENTS DERIVED FROM STOCKHOLDERS'S DECISIONS												
Conversion of debentures into shares	339.7	1,329.7	(1,732.9)	-	-	-	-	-	-	-	-	(63.5)
Transfer of net income from previous year	-	-	-	-	486.3	-	-	-	-	(486.3)	-	-
Conv. subordinated debentures issued	-	-	-	-	-	-	-	-	-	-	-	-
Capitalisation of net income	-	-	-	-	-	-	-	-	-	-	-	-
Subscription of shares			-	-	-	-	-	-	-	-	-	1,255.4
Capital Reserves	-	-		-	-	-	-	-	-			-
Total	**674.4**	**2,250.3**	**(1,732.9)**	**-**	**486.3**	**-**	**-**	**-**	**-**	**(486.3)**	**-**	**1,191.8**
MOVEMENTS DERIVED FROM THE OPERATION												
Interest provisions for debentures	-	-	14.6	-	-	-	-	-	-	-	-	14.6
Interest paid for debentures	-	-	(19.9)	-	-	-	-	-	-	-	-	(19.9)
Net income	-	-	-	-	-	-	-	-	-	252.1	-	252.1
Total	**-**	**-**	**(5.2)**	**-**	**-**	**-**	**-**	**-**	**-**	**252.1**	**-**	**246.8**
MOVEMENTS DERIVED FROM THE RECOGNITION OF CERTAIN ACCOUNTING PRINCIPLES												
Valuation of available-for-sale securities	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of off-shore transactions	-	-	-	-	-	-	-	-	-	-	-	-
Surplus (deficit) in restatement of equity	-	-	-	-	-	-	-	-	-	-	-	-
Valuation of non-monetary assets	-	-	-	-	-	-	-	-	(1,838.1)	-	-	(1,838.1)
Minority interest	-	-	-	-	-	-	-	-	-	-	(21.6)	(21.6)
Recognition of inflation in financial information:												
- Restatement of non-monetary assets	-	-		-	-	-	-	-	-			-
- Restatement of equity accounts	12.0	39.4	-	(0.2)	20.8	-	-	-	-	-	-	72.0
- Restatement of other accounts	-	-		-	-	-	-	-	-			-
Total	**12.0**	**39.4**	**-**	**(0.2)**	**20.8**	**-**	**-**	**-**	**(1,838.1)**	**-**	**(21.6)**	**(1,787.7)**
Balance as of September 30, 2002	**4,494.9**	**6,197.6**	**746.4**	**309.2**	**2,544.7**	**-**	**-**	**(3,248.2)**	**(3,069.1)**	**252.1**	**69.5**	**8,297.0**



GRUPO FINANCIERO BITAL

CONSOLIDATED STATEMENT OF CHANGES IN THE FINANCIAL SITUATION

For the period between January 1° and September 30, 2002

Millions of Constant Pesos

OPERATIONS	
Net income (loss)	**252.1**
Items in net income that did not generate or require cash:	
Depreciation and amortization	543.3
Loan loss provisions	1,447.3
Provisions for debentures	59.3
Surplus (deficit) from mark-to-market	63.6
Deferred income tax and employee profit sharing	241.1
Decrease in minority interest	(0.0)
Equity in undistributed income from subsidiaries	(126.5)
Restatement effects	-
Provision for income tax and profit sharing	-
	2,480.1
Increase (decrease) of items related to the operation:	
Increase in deposits, money counter & interbank funding	14,050.8
Increase in interbank loans	6,454.2
Amortization of interbank loans	(371.7)
Increase in loan portfolio	1,396.0
Decrease in financial instrument treasury transactions	11,699.7
Decrease in other accounts receivable and payable, net	(1,043.2)
Effect of restatement of net income from pervious years	20.6
Decrease of minority interest	(24.9)
Net resources generated by operations	**34,661.5**
FINANCING ACTIVITIES	
Subordinated debentures issued	(56.9)
Amortization of subordinated debentures	(1,828.8)
Paid-in capital	2,976.2
Net resources generated by financing activities	**1,090.6**
INVESTMENT ACTIVITIES	
Sale of fixed assets and long-term investments	(173.6)
Increase in deferred assets	(3,174.7)
Net resources generated by investment activities	**(3,348.4)**
Net increase in funds available	**32,403.7**
Funds available at beginning of the year	51,769.5
Funds available as of period-end	**84,173.2**



GRUPO FINANCIERO BITAL

GROUP'S SUBSIDIARIES		2001 Mar. 31	Jun. 30	Sep. 30	Dic. 31	2002 Mar. 31	Jun. 30	**Sep. 30**
BANCO INTERNACIONAL	Total Assets	114,734.1	120,359.8	123,589.8	139,846.4	130,567.2	130,426.1	**159,541.7**
	Total Equity	7,970.9	7,777.4	7,852.4	7,917.6	7,116.9	7,077.5	**7,418.3**
	YTD Net Income.	126.4	226.6	332.1	393.7	79.2	128.8	**198.4**
ALMACENADORA BITAL	Total Assets	141.4	145.2	148.8	142.7	141.4	133.6	**137.2**
	Total Equity	111.7	112.2	113.3	112.4	113.6	105.4	**106.2**
	YTD Net Income.	1.0	1.4	2.6	1.6	1.5	2.4	**3.2**
CASA DE BOLSA BITAL	Total Assets	1,040.9	647.8	783.0	626.1	1,402.2	955.9	**718.0**
	Total Equity	153.0	158.0	155.5	149.1	121.4	122.8	**123.0**
	YTD Net Income.	2.2	9.0	7.8	1.4	(2.8)	(1.0)	**(1.3)**
FIANZAS MEXICO BITAL	Total Assets	639.1	669.9	674.7	687.3	688.5	667.4	**656.4**
	Total Equity	245.7	254.9	256.9	262.2	243.9	249.8	**267.7**
	YTD Net Income.	12.4	21.6	23.5	29.3	7.6	13.6	**31.4**
SEGUROS BITAL	Total Assets	1,011.5	997.9	1,117.6	1,101.9	1,329.9	1,413.4	**1,511.6**
	Total Equity	419.5	494.9	479.3	515.6	552.7	601.4	**657.2**
	YTD Net Income.	11.3	17.2	78.9	46.7	34.7	82.0	**142.3**
OPERADORA DE FONDOS BITAL	Total Assets	-	-	-	-	1.4	1.6	**1.7**
	Total Equity	-	-	-	-	1.2	1.2	**1.2**
	YTD Net Income.	-	-	-	-	0.2	0.2	**0.1**

GRUPO FINANCIERO BITAL

BITAL / BANCO INTERNACIONAL
INSTITUCION DE BANCA MULTIPLE
GRUPO FINANCIERO BITAL
Paseo de la Reforma 156, 06600 México D.F.



CONSOLIDATED BALANCE SHEET 1/3

Millions of Constant Pesos	2001 Mar. 31	Jun. 30	Sep. 30	Dic. 31	2002 Mar. 31	Jun. 30	Sep. 30
ASSETS							
FUNDS AVAILABLE	**33,247.3**	**43,936.8**	**48,454.8**	**51,770.4**	**50,135.3**	**54,202.1**	**84,171.8**
FINANCIAL INSTRUMENTS	**11,012.7**	**6,481.3**	**6,021.2**	**16,134.9**	**10,620.6**	**6,257.3**	**4,597.3**
Trading securities	5,648.1	1,822.7	1,624.9	12,015.4	5,840.7	2,258.3	**742.2**
Available-for-sale securities	1,962.1	1,282.1	992.2	807.5	1,561.3	714.9	**628.8**
Securities held-to-maturity	3,402.6	3,376.5	3,404.1	3,311.9	3,218.7	3,284.1	**3,226.3**
SECURITIES AND DERIVATIVE OPERATIONS	**434.4**	**202.0**	**84.5**	**47.9**	**-**	**47.0**	**6.8**
Repurchase agreements	430.6	202.0	84.5	47.8	-	46.5	**6.4**
Operations that represent loans with collateral	-	-	-	-	-	-	**-**
Unassigned securities pending payment	-	-	-	-	-	0.5	**0.4**
Derivative transactions	3.7	-	-	0.1	-	-	**-**
CURRENT LOANS							
Commercial loans	21,621.2	21,837.9	21,192.7	22,636.2	21,756.1	21,424.5	**20,753.4**
Loans to financial intermediaries	724.2	712.5	686.6	723.4	1,212.3	2,010.5	**2,040.1**
Consumer loans	5,133.2	5,699.8	6,491.1	7,594.3	8,353.8	8,857.7	**9,276.7**
Housing loans	8,001.7	8,012.3	8,002.8	7,869.0	7,791.3	7,721.3	**7,643.8**
Loans to government entities	3,691.2	3,219.6	2,846.7	3,528.5	3,419.8	2,661.8	**2,998.8**
Loans to Fobaproa or IPAB	20,092.3	20,002.3	19,959.3	19,710.8	19,066.6	18,826.9	**18,660.6**
TOTAL CURRENT LOANS	59,263.8	59,484.4	59,179.2	62,062.2	61,600.0	61,502.7	**61,373.4**
NON-PERFORMING LOANS							
Commercial loans	2,784.0	2,653.3	2,762.1	2,604.6	2,546.6	2,639.7	**2,909.1**
Loans to financial intermediaries	8.8	11.0	10.9	10.5	9.2	9.4	**5.8**
Consumer loans	1,159.0	1,240.9	1,283.9	1,426.8	1,496.4	1,564.0	**1,628.7**
Housing loans	715.8	451.3	585.8	584.8	555.4	568.0	**570.6**
Loans to government entities	0.2	10.0	0.2	0.2	0.1	0.1	**0.1**
Immediate collection, remittances and overdrafts	90.3	76.2	42.4	60.2	83.9	69.6	**57.9**
TOTAL NON-PERFORMING LOANS	4,758.0	4,442.6	4,685.2	4,687.0	4,691.7	4,850.9	**5,172.3**
TOTAL LOAN PORTFOLIO	64,021.8	63,927.0	63,864.3	66,749.2	66,291.7	66,353.6	**66,545.7**
Minus: Allowance for loan losses	(5,129.0)	(5,224.6)	(5,502.3)	(5,568.4)	(7,340.0)	(7,273.8)	**(7,593.5)**
NET LOAN PORTFOLIO	58,892.8	58,702.3	58,362.0	61,180.9	58,951.7	59,079.8	**58,952.2**
OTHER ACCOUNTS RECEIVABLE	2,809.9	2,771.9	2,523.7	2,983.6	2,184.4	2,412.2	**3,712.6**
FORECLOSED ASSETS	657.6	798.4	811.2	719.4	693.0	699.9	**694.4**
PROPERTY, FURNITURE AND EQUIPMENT, NET	3,931.2	3,881.4	3,751.7	3,672.3	3,567.0	3,486.7	**3,383.6**
LONG-TERM INVESTMENTS IN EQUITY SECURITIES	151.0	148.0	152.0	139.1	138.8	136.7	**137.9**
DEFERRED TAXES	2,687.8	2,542.0	2,647.0	2,528.5	4,190.0	3,994.5	**3,770.5**
OTHER ASSETS	909.4	895.6	781.7	669.4	86.4	109.9	**114.5**
Other assets, deferred charges and intangibles	142.0	179.3	116.6	55.5	86.4	109.9	**114.5**
Unamortised risk coverage on UDI housing loans	767.4	716.2	665.1	613.9	-	-	**-**
TOTAL ASSETS	**114,734.1**	**120,359.8**	**123,589.8**	**139,846.4**	**130,567.2**	**130,426.1**	**159,541.7**

BITAL BANCO INTERNACIONAL

BITAL / BANCO INTERNACIONAL

CONSOLIDATED BALANCE SHEET 2/3

Millions of Constant Pesos	*2001*				*2002*		
	Mar. 31	*Jun. 30*	*Sep. 30*	*Dic. 31*	*Mar. 31*	*Jun. 30*	***Sep. 30***
LIABILITIES							
DEPOSITS	93,436.0	98,477.2	99,043.5	116,230.5	110,316.5	110,288.3	**130,279.4**
Demand deposits	55,948.9	58,283.7	58,919.1	71,311.3	66,028.6	66,040.2	**67,104.4**
Time deposits	37,487.1	40,193.5	40,124.4	44,919.2	44,287.9	44,248.1	**63,175.0**
Bank bonds outstanding	-	-	-	-	-	-	**-**
BANK AND OTHER LOANS	8,144.4	9,334.8	11,932.6	10,300.7	8,152.4	8,241.2	**16,383.8**
On demand	-	97.4	3,426.8	2,591.2	728.1	-	**352.1**
Short term	1,628.0	1,591.2	1,170.7	901.5	590.9	582.9	**8,258.3**
Long term	6,516.4	7,646.2	7,335.2	6,808.1	6,833.4	7,658.4	**7,773.3**
SECURITIES AND DERIVATIVE TRANSACTIONS	325.2	117.8	118.6	133.5	30.6	127.7	**263.8**
Repurchase agreements	325.2	117.8	117.4	133.5	30.5	126.3	**64.9**
Securities deliverable in Repurchase agreements	-	-	-	-	-	0.8	**198.7**
Operations with derivative instruments	-	-	-	-	-	-	**-**
Derivative transactions	-	0.1	1.2	-	0.2	0.6	**0.2**
OTHER ACCOUNTS PAYABLE	3,207.6	2,867.2	3,035.2	3,687.0	3,387.0	3,139.1	**3,674.1**
Income tax and employee profit sharing payable	400.4	78.7	109.6	212.7	240.1	86.1	**98.1**
Sundry creditors and other Accts. payable	2,807.2	2,788.4	2,925.6	3,474.3	3,146.9	3,053.1	**3,576.1**
SUBORDINATED DEBENTURES OUTSTANDING	1,636.9	1,608.9	1,594.6	1,566.0	1,550.3	1,539.0	**1,509.1**
DEFERRED TAX	-	-	-	(2.3)	-	-	**0.0**
DEFERRED CREDITS	13.1	176.5	12.8	13.3	13.5	13.2	**13.0**
TOTAL LIABILITIES	**106,763.2**	**112,582.4**	**115,737.4**	**131,928.7**	**123,450.3**	**123,348.6**	**152,123.4**
STOCKHOLDERS' EQUITY							
PAID-IN CAPITAL	5,634.3	5,598.7	5,577.0	5,538.2	6,439.9	6,420.6	**6,685.5**
Capital stock	1,518.3	1,518.4	1,519.9	1,522.0	1,729.7	1,744.6	**1,846.4**
Additional paid-in capital	1,419.4	1,420.4	1,428.8	1,441.1	3,218.3	3,325.4	**4,092.7**
Mandatorily convertible subordinated Cdebentures	2,696.6	2,659.9	2,628.3	2,575.2	1,492.0	1,350.6	**746.4**
CAPITAL GAINS	2,336.6	2,178.7	2,275.3	2,379.4	676.9	656.9	**732.7**
Capital reserves	3,179.3	3,908.3	3,908.3	3,908.3	2,148.6	2,427.7	**2,427.7**
Retained earnings	724.5	(124.7)	(114.6)	(114.6)	278.4	(0.0)	**(0.0)**
Surplus from mark-to-market of available-for-sale securities	27.3	(13.0)	(36.2)	(4.3)	(16.2)	(84.3)	**(76.6)**
Result from translation of foreign operations	12.1	13.1	12.2	12.6	12.8	10.9	**10.3**
Cumulative effect of restatement	(1,792.7)	(2,796.0)	(2,828.2)	(2,910.3)	(3,062.8)	(3,128.4)	**(3,226.9)**
Gains on non-monetary asset valuation							
Valuation of fixed assets	76.9	771.0	834.5	911.6	974.3	1,029.5	**1,125.3**
Valuation of permanent investments	(17.1)	193.4	167.2	182.5	262.7	272.7	**274.5**
Adjustments to retirement fund obligations	-	-	-	-	-	-	**-**
Net income	126.4	226.6	332.1	393.7	79.2	128.8	**198.4**
Minority interest	0.1	0.0	0.0	0.0	0.0	0.0	**0.0**
TOTAL STOCKHOLDER'S EQUITY	**7,970.9**	**7,777.4**	**7,852.4**	**7,917.6**	**7,116.9**	**7,077.5**	**7,418.3**



BITAL / BANCO INTERNACIONAL

CONSOLIDATED BALANCE SHEET							3/3
Millions of Constant Pesos	*2001*				*2002*		
	Mar. 31	*Jun. 30*	*Sep. 30*	*Dic. 31*	*Mar. 31*	*Jun. 30*	***Sep. 30***
MEMORANDUM ACCOUNTS							
Guarantees granted	52.1	49.1	13.1	50.5	12.4	13.9	**12.7**
Other contingent obligations	8,184.5	8,244.0	8,451.4	8,173.7	9,358.2	9,966.1	**12,256.5**
Irrevocable lines of credit granted	683.5	812.2	758.7	688.5	599.4	757.4	**625.1**
Goods in Trust or mandate	168,649.9	160,443.9	69,930.1	37,074.3	39,019.8	45,147.0	**49,306.2**
Goods in custody or under administration	411,338.8	402,071.9	407,697.1	410,020.2	403,933.7	339,881.3	**300,674.2**
Third-party investment banking operations, net	111,133.8	103,097.0	13,598.5	8,592.4	11,018.0	11,701.4	**23,848.9**
Amounts committed in transactions with Fobaproa	12,609.9	12,241.5	12,227.5	11,838.7	11,521.9	11,654.6	**11,347.6**
Amounts contracted in derivative operations	7,696.4	245.7	1,738.5	2,261.3	1,782.6	1,134.7	**38.2**
Investments of the Retirement Savings System Funds	2,626.2	2,622.6	2,707.1	2,739.9	2,818.4	2,912.3	**2,969.1**
Integrated loan portfolio	65,707.6	64,023.3	64,968.3	67,491.3	66,906.1	67,125.4	**67,184.0**
Other control accounts	204,556.8	210,342.6	212,232.7	228,588.4	223,947.5	224,648.7	**253,634.5**
	993,239.5	964,193.9	794,322.9	777,519.2	770,918.0	714,942.8	**721,897.0**
Securities receivable under Repos	69,647.5	70,664.1	70,627.3	68,124.7	70,653.1	70,316.4	**58,673.2**
Less- Repurchase agreements	69,216.8	70,462.1	70,542.7	68,258.1	70,680.0	70,442.7	**58,738.1**
	430.6	202.0	84.5	(133.5)	(26.9)	(126.3)	**(64.9)**
Reverse repurchase agreements	13,174.1	9,158.0	13,078.8	22,633.5	20,084.8	18,250.2	**23,425.5**
Less- Securities deliverables under Repos	13,492.3	9,275.8	13,196.3	22,585.7	20,088.5	18,203.7	**23,419.1**
	(318.2)	(117.8)	(117.4)	47.8	(3.6)	46.5	**6.4**

BITAL / BANCO INTERNACIONAL



BITAL / BANCO INTERNACIONAL, S.A.

CONSOLIDATED INCOME STATEMENT

Millions of Constant Pesos	*For the Quarter*							*Year to date*	
	2001				*2002*			*2001*	**2002**
	1st Qtr	*2nd Qtr*	*3rd Qtr*	*4th Qtr*	*1st Qtr*	*2nd Qtr*	***3rd Qtr***	*3rd Qtr*	***3rd Qtr***
Interest income	7,686.5	6,219.8	4,923.2	4,500.1	4,178.1	3,959.2	**4,343.2**	18,829.6	**12,480.5**
Interest expense	5,062.6	4,089.5	2,900.9	2,601.7	2,261.2	2,078.5	**2,302.1**	12,053.0	**6,641.8**
Monetary position (margin), net	28.9	31.4	17.8	24.6	13.8	25.6	**19.3**	78.0	**58.7**
NET INTEREST INCOME	2,652.8	2,161.6	2,040.1	1,923.0	1,930.8	1,906.3	**2,060.4**	6,854.6	**5,897.5**
Provisions	965.8	971.6	765.7	625.7	643.8	203.7	**599.5**	2,703.2	**1,446.9**
Loan loss provisions	700.9	726.5	576.2	344.2	414.3	111.3	**494.9**	2,003.6	**1,020.5**
Additional provisions for Banxico-UDI Trusts	-	-	-	-	-	-	**-**	-	**-**
Fobaproa note provisions	264.9	245.1	189.6	281.5	229.5	92.4	**104.6**	699.5	**426.4**
RISK-ADJUSTED NET INTEREST INCOME	1,687.0	1,190.0	1,274.4	1,297.3	1,287.0	1,702.7	**1,460.9**	4,151.4	**4,450.6**
Fee income	883.1	1,006.3	1,022.7	1,005.9	1,005.5	1,128.6	**1,144.2**	2,912.0	**3,278.3**
Account management	256.6	288.0	292.0	278.7	314.3	369.6	**391.5**	836.6	**1,075.4**
Service fees	626.6	718.3	730.7	727.2	691.2	759.0	**752.6**	2,075.5	**2,202.9**
Minus: Fees paid	126.6	130.6	127.9	140.2	121.7	132.8	**125.7**	385.1	**380.3**
Brokerage activities income	414.2	748.5	224.1	317.6	421.5	(30.3)	**202.1**	1,386.8	**593.4**
Foreign exchange operations	146.9	119.5	147.4	118.0	115.8	143.9	**140.9**	413.8	**400.6**
Securities trading	69.1	140.8	186.3	60.7	80.1	(24.2)	**(60.3)**	396.2	**(4.4)**
Unrealised gains on securities	173.6	515.8	18.9	185.9	125.2	47.7	**88.8**	708.3	**261.6**
Repurchase agreements	24.6	(27.6)	(128.5)	(47.0)	100.4	(197.6)	**32.7**	(131.5)	**(64.5)**
TOTAL OPERATING INCOME	2,857.7	2,814.2	2,393.2	2,480.6	2,592.2	2,668.2	**2,681.6**	8,065.1	**7,942.0**
Administrative and promotional expenses	2,414.4	2,362.6	2,343.3	2,350.6	2,463.7	2,341.9	**2,345.2**	7,120.3	**7,150.8**
Salaries	914.9	930.5	931.3	985.3	1,035.5	1,002.8	**946.7**	2,776.8	**2,985.0**
Administrative	1,301.4	1,234.1	1,220.1	1,173.2	1,234.0	1,162.6	**1,230.3**	3,755.6	**3,626.9**
Depreciation and amortization	198.1	198.0	191.8	192.1	194.1	176.5	**168.3**	587.9	**538.9**
NET OPERATING INCOME	443.3	451.6	49.9	129.9	128.5	326.3	**336.4**	944.8	**791.3**
Monetary Position, net (other)	14.7	68.3	72.7	165.1	14.8	39.7	**88.4**	155.7	**142.9**
Other income (expenses), net	202.3	317.0	95.9	61.0	123.8	70.9	**136.6**	615.2	**331.4**
NET INCOME BEFORE TAXES	255.7	202.9	26.7	234.0	19.5	295.1	**288.2**	485.3	**602.8**
Income tax and employee profit sharing	32.3	31.9	31.7	111.3	33.2	38.8	**16.4**	95.9	**88.4**
Deferred income tax	(98.2)	(75.3)	106.1	(59.7)	92.3	(194.2)	**(170.2)**	(67.5)	**(272.2)**
NET INCOME BEFORE SUBSIDIARIES	125.2	95.7	101.0	63.0	78.6	62.1	**101.5**	322.0	**242.2**
Undistributed income from subsidiaries	1.1	4.5	4.4	(1.4)	0.6	15.5	**0.9**	10.1	**16.9**
NET INCOME FROM CONTINUOUS OPERATIONS	126.4	100.2	105.5	61.6	79.2	77.5	**102.5**	332.1	**259.2**
Extraordinary items	-	-	-	-	-	(27.9)	**(32.9)**	-	**(60.8)**
Minority interest	0.0	0.0	(0.0)	0.0	0.0	0.0	**0.0**	0.0	**0.0**
NET INCOME (LOSS)	**126.4**	**100.2**	**105.5**	**61.6**	**79.2**	**49.6**	**69.6**	**332.1**	**198.4**

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the period between January 1° and September 30, 2002

Millions of Constant Pesos

	PAID-IN CAPITAL			EARNED CAPITAL				Valuation of non-monetary assets					
	Capital stock	Additional paid-in capital	Mand. Conv. Subord. Debentures	Capital Reserves	Retained Earnings	Surplus (deficit) from valuation of available-for-sale securities	Net gains translation of foreign transactions	Valuation of fixed assets	Valuation of permanent investments	Cumulative effect of restatement	Adjustments to retirement fund obligations	Net income (loss)	Total Stock-holders' Equity
Balance as of Dec. 31, 2001	**1,522.0**	**1,441.2**	**2,575.3**	**3,908.5**	**(114.6)**	**(4.3)**	**12.6**	**911.6**	**182.5**	**(2,910.5)**	**-**	**393.7**	**7,918.0**
MOVEMENTS DERIVED FROM STOCKHOLDERS' DECISIONS													
Transfer of net income from previous years	-	-		-	393.7	-	-	-	-	-	-	(393.7)	-
New shares	319.1	2,603.9	(1,732.9)	-	-	-	-	-	-	-	-		1,190.1
Provisions	-	-		(1,146.6)	(279.1)	-	-	-	-	-	-		(1,425.7)
Total				**(1,146.6)**	**114.6**	**-**	**-**	**-**	**-**	**-**	**-**	**(393.7)**	**(235.6)**
MOVEMENTS DERIVED FROM THE OPERATION													
Net Income	**-**	**-**		**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**198.4**	**198.4**
MOVEMENTS DERIVED FROM THE RECOGNITION OF CERTAIN ACCOUNTING PRINCIPLES													
Accrued interest on debentures	-	-	(96.0)	-	-	-	-	-	-	-	-		(96.0)
Surplus (deficit) on valuation of trading securities	-	-		-	-	(72.3)	-	-	-	-	-		(72.3)
Valuation of non-monetary assets	-	-		-	-	-	-	213.7	92.1	(305.7)	-		-
Net gains translation of foreign transactions	-	-		-	-	-	(2.4)	-	-	-	-		(2.4)
Recognition of inflation in financial information:													
- Restatement of non-monetary assets	-	-		-	-	-	-	-	-	(10.6)	-		(10.6)
- Restatement of equity related items	5.2	47.6		(334.1)	-	-	-	-	-	-	-		(281.3)
- Restatement of other items	-	-		-	-	-	-	-	-	-	-		-
Total	**5.2**	**47.6**	**(96.0)**	**(334.1)**	**-**	**(72.3)**	**(2.4)**	**213.7**	**92.1**	**(316.4)**	**-**		**(462.6)**
Balance as of Sept. 30, 2002	**1,846.4**	**4,092.7**	**746.4**	**2,427.7**	**-**	**(76.6)**	**10.3**	**1,125.3**	**274.5**	**(3,226.9)**	**-**	**198.4**	**7,418.2**



BITAL / BANCO INTERNACIONAL, S.A.

CONSOLIDATED STATEMENT OF CHANGES IN THE FINANCIAL SITUATION

For the period between January 1° and September 30, 2002

Millones de Pesos Constantes

OPERATIONS	
Net income (loss)	**198.4**
Items in net income that did not generate or require cash:	
Depreciation and amortization	538.9
Loan loss provisions	1,446.9
Provisions for debentures	57.8
Surplus (deficit) from mark-to-market	64.5
Deferred income tax and employee profit sharing	272.2
Equity in undistributed income from subsidiaries	(3.4)
Decrease of minority interest	(0.0)
	2,575.3
Increase (decrease) of items related to the operation:	
Increase in deposits, money counter & interbank funding	14,042.9
Decrease in interbank funding	6,454.2
Amortization of interbank funding	(371.7)
Decrease in loan portfolio	(336.0)
Increase in financial instrument treasury transactions	11,573.2
Decrease in other accounts receivable and payable, net	(2,260.3)
Net resources generated by operations	**31,677.6**
FINANCING ACTIVITIES	
Subordinated debentures issued	(57.0)
Reduction or issuance of capital	2,975.9
Amortization of subordinated debentures	(96.0)
Foreign agencies changes in fiscal results	(2.4)
Dividends paid in cash	(1,732.9)
Changes in fiscal results of agencies abroad	-
Net resources generated by financing activities	**1,087.7**
INVESTMENT ACTIVITIES	
Acquisition (sale) of fixed assets and long-term investments	(256.0)
Increase in deferred assets	(110.5)
Increase in loans to employees	-
Net resources generated by investment activities	**(366.5)**
Net increase in funds available	**32,398.8**
Funds available at beginning of the period	51,773.1
Funds available at the end of the period	**84,171.8**

BITAL / BANCO INTERNACIONAL, S.A.

RISK WEIGHTED ASSETS

Millions of Constant Pesos	*Sep. 30, 2001*		*Jun. 31, 2002*		*Sep. 30, 2002*	
	Risk Weighted Assets	*Required Capital*	*Risk Weighted Assets*	*Required Capital*	*Risk Weighted Assets*	*Required Capital*
Credit risk-weighted assets	**59,564**	**4,765**	**59,872**	**4,790**	**64,433**	**5,155**
Group I (0% weight)	-	-	-	-	-	-
Group II (20% weight)	8,846	708	8,196	656	12,661	1,013
Group III (100% weight)	50,719	4,057	51,676	4,134	51,772	4,142
Unauthorised Operations	**248**	**20**	-	-	-	-
Market risk-weighted assets	**6,276**	**502**	**7,206**	**577**	**6,898**	**552**
Domestic currency operations in nominal rates	2,296	184	3,162	253	3,871	310
Domestic currency operations in real rates or UDI denominated operations	2,009	161	1,629	130	1,562	125
Foreign currency operations in nominal rates	936	75	858	69	774	62
UDI positions or indexed to inflation rates	29	2	17	1	18	1
Foreign currency positions or indexed to exchange rates	762	61	324	26	429	34
Capital stock positions or indexed to stock prices or indexes	245	20	1,217	97	244	20
Total credit and market risk-weighted assets	**66,089**	**5,287**	**67,078**	**5,366**	**71,331**	**5,706**

NET CAPITAL

Millions of Constant Pesos	*2001* *Sep. 30*	*2002* *Jun. 30*	***2002*** ***Sep. 30***	***Growth*** ***Jun.-Mar.***	***Jun.-Jun.***
Basic Capital	**6,558**	**4,236**	**5,127**	21.0%	-21.8%
Stockholder's equity	5,224	5,727	6,671	16.5%	27.7%
Subordinated debentures	2,615	1,345	741	-44.9%	-71.7%
Minus					
Investments on subordinated debentures	44	48	46	-3.3%	4.2%
Investments in financial entities	124	135	166	23.3%	33.8%
Investments in non-financial entities	660	0	0	n.a.	-100.0%
Loans issued for the acquisition of the Group's of Bank's shares	114	109	108	-1.2%	-4.9%
Deferred taxes	0	2,205	1,622	-26.5%	n.a.
Installation expenses and other intangibles	340	315	319	1.3%	-6.0%
Other assets	0	24	24	-1.2%	n.a.
Supplementary Capital	**2,235**	**1,999**	**1,935**	-3.2%	-13.4%
Debentures and other capitalization instruments	1,583	1,321	1,203	-8.9%	-24.0%
Allowance for loan losses	656	678	732	7.9%	11.6%
minus					
Subordinated debt	4	0	0	n.a.	-100.0%
Net Capital	**8,793**	**6,235**	**7,062**	13.3%	-19.7%

RISK-RATED LOANS

Millions of Constant Pesos

Risk	*%*	*Amount*	*% Provisioned*	*Amount*
A	45.0%	30,254.1	0.60%	180.3
B	13.0%	8,732.3	6.25%	546.0
C	4.5%	2,995.6	33.74%	1,010.8
D	2.1%	1,409.0	69.33%	976.8
E	4.7%	3,169.8	93.03%	2,948.9
Subtotal	**69.3%**	**46,560.7**		**5,662.9**
Plus:			Plus:	
Excepted loans	30.7%	20,623.3	Past due interest on current loans	326.8
Toal loans	**100.0%**	**67,184.0**	Required provisions	5,989.7
			Existing allowance	7,593.5
			Excess	**1,603.8**

RISK-RATED LOANS BY TYPE OF RISK

Millions of Constant Pesos

	Commercial Loans and Financial Entities		*Consumer Loand and Credit Cards*		*Mortgage*		*Consolidated Total*	
	Loans	*Provisions*	*Loans*	*Provisions*	*Loans*	*Provisions*	*Loans*	*Provisions*
	48,159	**3,053**	**10,906**	**2,112**	**8,119**	**824**	**67,184**	**7,593**
Risk "A"	20,683	126	6,842	34	2,727	20	30,252	180
Risk "B"	3,156	199	1,813	181	3,750	165	8,719	545
Risk "C"	1,315	480	414	186	1,242	345	2,971	1,011
Risk "D"	499	388	442	323	372	266	1,313	977
Risk "E"	1,696	1,673	1,283	1,276	-	-	2,979	2,949
Excepted (Federal Government)	20,623	-					20,623	-
Past due interest	187	187	112	112	28	28	327	327
Additional Provisions								**1,604**

"D" and "E" rated loans are considered as problem loans by the Mexican Banking Association (ABM), regardless weather they are outstanding or non-performing.

LOAN PORTFOLIO BY CURRENCY

Millions of Pesos

	CURRENT LOANS					***NON-PERFORMING***			
	Commercial	*Financial Entities*	*Consumer*	*Mortgage*	*Government*	*Commercial*	*Financial Entities*	*Consumer*	*Mortgage*
Pesos	14,466	1,977	9,268	3,968	1,739	1,416	6	1,625	339
Dlls	6,050	63	9	4	-	1,320	-	3	-
UDIS.B	237	-	-	3,672	1,260	173	-	-	232
TOTAL	**20,753**	**2,040**	**9,277**	**7,644**	**2,999**	**2,909**	**6**	**1,628**	**571**

SUPPORT PROGRAMS

UDI Trusts, Punto Final and other programs

Millions of Constant Pesos	*2001*								***2001***	*2002*						***2002***
	1st.Qtr.		*2 nd Qtr.*		*3rd. Qtr.*		*4th.Qtr.*		***Acum.***	*1st.Qtr.*		*2 nd Qtr.*		***3rd. Qtr.***		***Acum.***
	Amount	*Cost*	*Amount*	*Cost*	*Amount*	*Cost*	*Amount*	*Cost*	***Cost***	*Amount*	*Cost*	*Amount*	*Cost*	***Amount***	***Cost***	***Cost***
Mortgage	4,661	48	4,448	60	4,351	46	4,200	41	**196**	4,117	40	4,021	35	3,951	33	**109**
Commercial	871	5	801	4	742	4	656	2	**16**	584	2	514	2	415	1	**5**
Government	1,339	17	1,326	16	1,314	17	1,302	11	**61**	1,293	15	1,278	11	1,275	15	**42**
Consumer	4	-	4	-	4	-	-	-	**0**	-	-	-	-	-	-	**0**
Total	**6,875**	**71**	**6,579**	**81**	**6,411**	**67**	**6,158**	**55**	**274**	**5,993**	**57**	**5,814**	**49**	**5,642**	**50**	**156**

Cost refers to interests paid to Banxico for funding of support programs.

INVESTMENT IN SECURITIES

Millions of Constant Pesos	2001				2002		
	1st. Qtr.	*2nd. Qtr.*	*3rd. Qtr.*	*4th. Qtr.*	*1st. Qtr.*	*2nd. Qtr.*	*3rd. Qtr.*
Tradable securities	**5,648**	**1,823**	**1,625**	**12,015**	**5,841**	**2,258**	**742**
Government securities	0	0	1	1	1	1	**1**
Industrial and commercial CDs	20	22	22	11	11	11	**11**
Bank bonds	3,772	59	0	10,796	4,461	1,122	**0**
Capital stock	894	876	766	465	696	449	**101**
Sovereign debt	961	864	836	742	671	674	**630**
Other	0	1	0	0	0	0	**0**
Available for sale securities	**1,962**	**1,282**	**992**	**807**	**1,561**	**715**	**629**
Industrial and commercial CDs	101	0	0	0	0	0	**0**
Debentures and other securities	1,461	1,277	987	803	1,556	709	**624**
Capital stock	401	5	5	5	5	5	**5**
Securities held to maturity	**3,403**	**3,377**	**3,404**	**3,312**	**3,218**	**3,283**	**3,226**
Sovereign debt	991	942	909	865	794	854	**803**
Commercial and industrial subordinated debt	2	2	2	2	2	2	**2**
Industrial and commercial CDs	17	0	0	0	0	0	**0**
Special Cetes (net)	1,842	1,919	1,954	1,938	1,925	1,888	**1,871**
Other debt instruments	550	513	539	507	497	539	**550**
TOTAL INVESTMENT IN SECURITIES	**11,013**	**6,482**	**6,021**	**16,134**	**10,619**	**6,256**	**4,597**

With respect to the previous quarter, there is a decrease of MXP 1,659 Million in Total Investments, which is mainly due to the maturity of bank notes for MXP 1,110 Million, sale of MXP 212 Million in ADRs, sale of Cemex shares for MXP 71 Million and sale of Brazilian Government Debt for MXP 107 Million.

OPERATION WITH DERIVATIVES

As of September 30, 2002

Millions of Constant Pesos	*Futures*		*Forward Contracts*		*Options*		*Swaps*	
	Assets	*Liabilities*	*Assets*	*Liabilities*	*Assets*	*Liabilities*	*Assets*	*Liabilities*
Tradable								
Pesos	-	-	-	-	-	-	-	-
Dollars	-	-	3.1	3.1	-	-	-	-
Rates	-	-	-	-	-	-	-	-
Hedging								
Pesos	-	-	9.7	2.0	-	-	-	-
Dollars	-	-	0.2	1.0	-	-	-	-
Rates	-	-	-	-	-	-	-	-

REPO OPERATIONS

Millions of Constant Pesos	*2001*				*2002*		
	1st. Qtr.	*2nd. Qtr.*	*3rd. Qtr.*	*4th. Qtr.*	*1st. Qtr.*	*2nd. Qtr.*	*3rd. Qtr.*
Government securities receivable	46,936	42,885	47,855	53,805	50,975	48,726	**53,976**
Bank bonds receivable	21,887	26,607	22,566	14,324	19,505	21,603	**4,643**
Internal bonds receivable	392	970	38	2	-	-	**-**
Surplus from mark-to-market	100	75	(84)	(44)	95	(69)	**5**
Interest receivable	331	126	168	84	78	57	**50**
TOTAL RECEIVABLE ON REPO OPERATIONS	**69,646**	**70,664**	**70,543**	**68,171**	**70,653**	**70,316**	**58,673**
Government securities payable	11,010	6,138	13,034	22,595	19,529	17,196	**22,290**
Bank bonds payable	2,164	3,020	-	-	512	1,012	**1,100**
Surplus from mark-to-market	(3)	-	(44)	(53)	2	(4)	**-**
Interest payable	321	118	162	178	42	47	**35**
TOTAL PAYABLE ON REPO OPERATIONS	**13,492**	**9,276**	**13,152**	**22,721**	**20,084**	**18,251**	**23,425**

RANK OPERATIONS
As of September 30, 2002

Millions of Constant Pesos

Date of Operations	Face Value	Type	Instrument	Interest Rate	Duration	No. of Units	Liquidation Value
SECURITIES RECEIVABLE UNDER RANK OPERATIONS							
27-09-02	400	Governmental	Brems	7.8	180-360	4,000,000	400.1
30-09-02	2,200	Governmental	Cetes	8.4	28	221,584,445	2,200.0
Total	**2,600**					**225,584,445**	**2,600.1**
SECURITIES DELIVERABLE UNDER RANK OPERATIONS							
30-09-02	500	Governmental	Cetes	8.3	28	50,357,361	500.0
Total	**500**					**50,357,361**	**500.0**

BROKERAGE ACTIVITIES

Millions of Constant Pesos	2001 1st. Qtr.	2nd. Qtr.	3rd. Qtr.	4th. Qtr.	2002 1st. Qtr.	2nd. Qtr.	3rd. Qtr.
Securities trading	205	588	67	230	128	71	96
Capital Stock trading	37	71	143	33	70	(52)	(68)
Mark-to-market of securities and capital stock	24	(28)	(127)	(48)	102	(187)	34
Mark-to-market of derivatives	1	(1)	(1)	-	(1)	(9)	(1)
Foreign currency trading	159	117	144	113	115	116	128
Total	**425**	**747**	**226**	**329**	**413**	**(61)**	**189**
Dividends	-	2	1	-	-	13	-

DEFERRED TAXES

Millions of Constant Pesos	2002 Jun. 30	Sep. 30	Dic. 31	2002 Mar. 31	Jun. 30	Sep. 30
Loan loss provisions	2,563	2,670	2,454	2,995	2,798	**2,738**
Mark-to-market	107	190	176	230	249	**235**
Fiscal losses	573	451	499	1,505	1,445	**1,287**
Other concepts	(194)	-	-	-	-	-
	3,050	3,311	3,129	4,729	4,492	**4,260**
Effect of new D-4 Bulletin	(466)	(623)	(561)	(504)	(497)	**(452)**
Total deferred taxes	**2,584**	**2,688**	**2,567**	**4,225**	**3,995**	**3,808**

ECONOMIC VARIABLES

	2001 1st. Qtr.	2nd. Qtr.	3rd. Qtr.	4th. Qtr.	2002 1st. Qtr.	2nd. Qtr.	3rd. Qtr.
Consumer Price Index (1994=100)	94.297	95.215	96.419	97.354	98.692	99.917	**101.190**
Inflation for the quarter	1.12%	0.97%	1.26%	0.97%	1.37%	1.24%	**1.27%**
Accumulated inflation	7.31%	6.28%	4.95%	3.94%	2.53%	1.27%	**0.00%**
Exchange rate used (MXP/USD)	9.4933	9.0708	9.5098	9.1695	9.0160	9.9568	**10.2299**
Value of the UDI (MXP/UDI)	2.948175	2.988269	3.012574	3.055273	3.087807	3.128782	**3.166705**
Restatement Factor	1.074124	1.059712	1.051163	1.036472	1.025551	1.012121	**1.000000**